UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-40146

FORIAN INC.
(Exact name of registrant as specified in its charter)

Delaware	**85-3467693**
(State of Other Jurisdiction of incorporation or Organization)	(I.R.S. Employer Identification No.)
41 University Drive, Suite 400, Newtown, PA	**18940**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (267) 225-6263

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name Of Each Exchange On Which Registered
Common Stock, $0.001 Par Value per Share	FORA	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically; every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.0405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
			Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2022 (last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $83.2 million based on the closing sale price as reported on Nasdaq. Shares of voting stock held by each executive officer and director of the registrant, together with voting stock held by affiliates of the registrant's executive officers and directors, have been excluded from this calculation given that such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 23, 2023, there are 32,559,712 shares outstanding of the registrant's common stock, including shares of unvested restricted stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the 2023 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2022.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7, contains forward-looking statements. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations and future results of anticipated products, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms or other similar expressions. The forward-looking statements in this Annual Report on Form 10-K are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to a number of risks, uncertainties and assumptions described under the sections in this Annual Report on Form 10-K titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report on Form 10-K. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

As used in this Annual Report on Form 10-K, the terms "Forian," "registrant," the "Company," "we," "us," and "our" mean Forian Inc. and its subsidiaries unless the context indicates otherwise.

PART I

Item 1.   Business

Overview

Forian Inc. provides a unique suite of data management capabilities and proprietary information and analytics solutions to optimize and measure operational, clinical and financial performance for customers within the traditional and emerging life sciences and healthcare payer and provider industries.

Forian was founded on October 15, 2020, as a wholly owned subsidiary of Medical Outcomes Research Analytics, LLC ("MOR"), which was founded on May 6, 2019, in connection with the business combination transactions described below. On October 16, 2020, Forian entered into a definitive agreement with Helix Technologies, Inc. ("Helix") and MOR, pursuant to which DNA Merger Sub, Inc., a wholly owned subsidiary of Forian ("Merger Sub"), merged with and into Helix, with Helix surviving the merger as a wholly owned subsidiary of Forian (the "Merger"). On March 2, 2021, Forian entered into a definitive agreement with the equity holders of MOR pursuant to which the equity holders of MOR contributed their interests in MOR to Forian in exchange for shares of Forian common stock (the "Contribution" and together with the Merger, the "Business Combination"). Following consummation of the Business Combination on March 2, 2021, Forian became the parent company of both Helix and MOR. On March 3, 2021, Forian's common stock, par value $0.001 per share, commenced trading on the Nasdaq Capital Market ("Nasdaq") under the ticker symbol "FORA."

On February 10, 2023, Helix completed the sale of 100% of the outstanding capital stock of its wholly owned subsidiary, Bio-Tech Medical Software, Inc., a Florida corporation ("BioTrack"), to BT Assets Group Inc., a Delaware corporation and a wholly owned subsidiary of Alleaves Inc., a Delaware corporation ("Alleaves") (the "BioTrack Transaction"). As a result of the BioTrack Transaction, as of February 10, 2023, we no longer provide software solutions to the cannabis industry. We retained certain license rights with respect to transactional data processed by the BioTrack point of sale software solution for use in our information offerings. For further discussion on the BioTrack Transaction, refer to "Note 20 – Subsequent Events" in the Notes to Consolidated Financial Statements.

Our principal executive offices are located at 41 University Drive, Suite 400, Newtown, Pennsylvania 18940 and our primary website address is www.forian.com. The reference to the Forian website address does not constitute incorporation by reference into this Annual Report on Form 10-K of the information contained at or available through our website.

Our Business

Forian is derived from Greek work, *plirofoía*, meaning information or intelligence. At Forian, we are building a leading healthcare informatics and analytics solutions company. We leverage our expertise in data management and data science to generate information products and insights that improve our customers' performance. Our solutions sit atop a massive and perpetually growing expanse of large-scale data assets. Our offerings include innovative commercial, Real World Evidence ("RWE") and market access solutions and proprietary data-driven insights to optimize the operational, clinical and financial performance of our customers.

As the cost of healthcare delivery and research continues to expand rapidly, entities across the healthcare ecosystem are increasingly interested in the patient health journey to better understand the cost, value and efficacy of healthcare products and services in order to improve commercial effectiveness by targeting and segmenting customers more effectively and to understand access to products and services based on insurance coverage. Additionally, emerging therapeutics are increasingly becoming part of the patient journey and may offer greater pharmacoeconomic benefit and generate superior outcomes. However, adoption of alternative therapies is consistently thwarted by a lack of trusted information. Data on emerging therapeutics, such as cannabinoids and psychedelics, is typically difficult to acquire and neither standardized nor normalized and, consequently, patients, providers and payers are hesitant to leverage cannabinoids and psychedelics as therapeutics in the patient journey. Forian is uniquely positioned to overcome this challenge by leveraging cannabinoid data to provide mission critical clinical and commercial intelligence to customers across traditional healthcare and emerging therapeutic markets. Our agile structure has allowed us to build market-driven product and service offerings, as described in this Annual Report on Form 10-K, that deliver value to customers at various stages of maturity by providing proprietary data insights to drive business and product innovation.

Our Markets

U.S. healthcare spending is roughly 18% of GDP, and the Centers for Medicare and Medicaid Services expect the growth patterns to increase the spending back to roughly 20% of GDP following the significant impact of the COVID-19 pandemic. Outside the pandemic, the market has been expanding and evolving rapidly over the past decade due to an aging population, innovations in treatments and a reimagining of service delivery. There has been a growing emphasis on digitizing medical records and providing access to those records to providers and patients in support of more efficient and effective care. Disparate, unconnected systems, new diagnostics and treatment protocols are all generating new sources of data. In addition, data is being generated from retailers, social media and the internet. Collectively, the expansion of the volume and type of data has created challenges in making information interoperable and actionable. New and existing sources of data are often unstructured, preventing the seamless ability to derive valuable insights. New systems and solutions are needed to provide accessible and statistically significant data sets that offer the ability to conduct longitudinal analyses. The derived information and business intelligence is relevant to all healthcare stakeholders, and we believe there is an increasing need for the aggregation and integration of the large clinical data sets, irrespective of the source (e.g., traditional healthcare systems or emerging technologies).

The global market for healthcare analytics was approximately $17 billion in 2017 and is expected to grow to an estimated $69 billion by 2025 according to *BIS Research: Global Big Data in Healthcare Market; Analysis and Forecast, 2017-2025*. We view this market in three principal segments: clinical analytics, commercial analytics and technology platform solutions. The market for clinical analytics includes RWE, health economics, outcomes research databases and analytic platforms as well as clinical data capture, clinical analytics and research services, investigator site and patient recruitment, observation studies and pharmacoeconomics. The market for commercial analytics includes customer segmentation and targeting, campaign measurement, longitudinal patient analytics and payer market access analytics. The market for technology platform solutions includes information technology, data management, data warehousing, IT outsourcing and software development.

We believe that RWE continues to drive value for all healthcare stakeholders. The proliferation of information technology and analytics extends well beyond life sciences. Information is critical to the ability for payers to manage and price risk effectively. The emergence of new data assets and technology have enabled better risk stratification, treatment protocol development and decision making relating to coverage of existing and emerging therapies. The ability to enter into value-based contracts is predicated on access to RWE related data and analytics.

Similarly, the healthcare delivery system is changing rapidly with telehealth and remote based monitoring become critical. As such, providers require more information to inform treatment decisions. This requires connectivity and access to their patients' information including the use of over-the-counter and unapproved pharmaceutical treatments. Absent standards and the ability to capture and integrate these data into their medical records, they will lack the information required to guide the most effective treatments.

Institutional healthcare providers are losing large numbers of patients and large amounts of revenue due to changes in where and how healthcare is delivered, reduced demand for elective procedures due to COVID-19 and intense competition for customers and referrals. Provider profiling data, market supply and demand analytics and treatment protocol improvements all require information that we are well suited to deliver.

Life science companies need to fully understand how, when and why patients are treated with both traditional and alternative therapies. This understanding is incomplete without extending the understanding of the patient journey to emerging therapeutics, including cannabis-based treatments. Additionally, this evidence is also used to provide insights for product development, regulatory approval and monitoring of products after they have been released in the market.

The use of cannabis for medical purposes is gaining momentum worldwide due to recent legalization and emerging research into therapeutic value and efficacy. Medical cannabis is used for the treatment of a growing array of diseases and chronic conditions, including but not limited to pain, inflammation, arthritis, anxiety, depression, epilepsy and Parkinson's and Alzheimer's diseases.

Life science companies need to fully understand how, when and why patients are treated with both traditional and alternative therapies. This understanding is incomplete without extending the understanding of the patient journey to emerging therapeutics including cannabis-based treatments. Governments, manufacturers, cultivators and distributors as well as dispensaries need information on the safety and efficacy of cannabis in both medical and adult use settings. As legalization and usage expands rapidly, providers, patients and caregivers want more assurance of the quality and consistency of the products and insight into therapeutic alternatives for treatment of chronic conditions.

There is little to no understanding of the benefit of alternative therapeutic interventions used in place of or concomitantly with traditional therapeutics. The life science industry is currently investing in over 100 clinical trials for cannabis-based products which is indicative of these treatment alternatives becoming increasingly mainstream.

Our Offerings

Our mission is to provide our clients with superior information and analytical solutions that promote safer, more efficient and profitable business operations. Additionally, we strive to improve the health outcomes of patients by enabling our clients to serve their customers more comprehensively. Our ultimate goal is to empower our clients to make a positive impact on both their businesses and their customers' well-being.

We have developed a Health Insurance Portability and Accountability Act of 1996, as amended ("HIPAA"), compliant repository of longitudinal de-identified patient health information in the United States. Our databases are updated weekly or monthly and include billions of de-identified patient events dating back to 2014 and represent the majority of the U.S. population. Our data factory processes, standardizes and integrates complex and disparate transactional data, such as medical, hospital and pharmacy claims, healthcare payer remittances, retail point of sale transactions and consumer demographics as well as social determinants of health. With deep domain knowledge, our team architected our technology platform to meet and exceed the strictest data privacy requirements in highly regulated industries. These integrated data are used to power multiple existing and in-development information products and services for customers across the healthcare industry.

Our products will assist our clients to better understand the value and efficacy of healthcare and emerging alternative therapeutics while providing critical business insights into our customers' products, services, customers and the dynamics of a rapidly changing marketplace.

Technology & Information Products

Our information products provide a more complete patient treatment care pathways with comprehensive overviews of therapeutic interventions. By leveraging HIPAA-compliant processes, proprietary algorithms and technology, we have created a suite of information product offerings integrating data from siloed, disparate sources and platforms. This includes the intersection of traditional healthcare therapies with alternative therapeutics. We believe these offerings deliver unique and innovative key insights and value to our customers. We have contracted with multiple third-party data providers to license data that we believe is necessary to provide our information offerings. These agreements provide our clients solutions to drive clinical and commercial performance improvements. Our information products are largely subscription based, multiyear contracts providing solutions tailored to specific client needs to power innovative solutions for the healthcare market or used internally for commercial and clinical analytics. Information products are also purchased on a one-time basis as a custom report to meet a specific analytic need. These products typically provide normalized and aggregated market measures which our clients use to make investment, product, clinical, or other commercial decisions to maximize their return on investment.

In the creation of our information products, we leverage various deterministic and probabilistic matching techniques that work on hashed and encrypted data to both ensure accurate patient matching and enumeration while maintaining patient/customer privacy. As new patients/customers are constantly entering the system, this is not a moment-in-time function, but rather an ongoing process that needs to be carefully managed and continuously tested to ensure low rates of false positive and false negative matches.

Our technology products offered to the cannabis industry prior to the BioTrack Transaction included the *BioTrack*™ vertically integrated point of sale, manufacturing, delivery and cultivator software solution and the *Cannalytics*® SaaS-based analytics solution. The *BioTrack*™ solution was first introduced in 2010 and is among the most tenured and largest commercial platforms in the cannabis industry, serving dispensaries, cultivators, manufacturers and distributors within 38 states and Puerto Rico as of the date of the BioTrack Transaction. The *Cannalytics*® solution is a software-as-a-service that enables customers across the legal cannabis industry to better attract and retain customers, purchase, distribute and invest in products and understand marketplace dynamics that impact business performance. As a result of the BioTrack Transaction, we no longer offer these products.

Services

We continue to develop RWE and data management solutions to assist customers seeking to understand the safety, efficacy, and therapeutics of traditional and emerging therapies. Our project-based RWE solutions are designed to enable the integration otherwise unconnected and disparate data to enable near real-time surveillance of adverse events and to study the clinical economic and social impacts of various therapeutic alternatives, including those derived from cannabinoids and psychedelics. These solutions will enable up to clinical-grade observational research to be conducted to evaluate the impact of emerging therapies on patient outcomes and as alternatives to existing therapies and will support:

- the delivery of evidence-based insight into the safety and efficacy of ethical pharmaceuticals and emerging therapies to pharmaceutical manufacturers, physicians, caregivers, payers and patients with credible evidence to improve patient care and health outcomes;

- the empowerment of regulators to more-granularly assess the safety, health, social and economic outcomes associated with all therapeutic options as the cannabis market scales and emerging therapies are adopted as mainstream therapeutic alternatives; and

- the creation of new standards for product and treatment classification in emerging therapeutic markets where no existing or widely adopted standards exist today.

Our data management solutions will enable our customers to leverage their own proprietary data independently or integrated with our data assets. We have the ability to clean, standardize, normalize and integrate information in a privacy compliant way. We are further developing our proprietary reference data assets, ontologies and patient and customer masters, each to be used as the standard to which customer data can be mapped and standardized for analytic purposes. These cleansed data can be used as the foundation of our information products, RWE solutions, custom analytics and reporting, or provided back to our clients to be used within their own operational and analytics processes. Clients can leverage these services on a one time or repeatable basis depending on their specific needs.

As of the date of the BioTrack Transaction, the *BioTrack*™ seed-to-sale compliance traceability platform was used by 10 state regulatory agencies (including Puerto Rico) to manage the tracking and tracing of all cannabis products from cultivation to sale and 2 state regulatory agencies contract with BioTrack to manage cannabis patient registries. As legalization at the state level in the United States continues for both medical and expanding adult use, seed-to-sale tracking will be the foundational compliance tool used by governments to regulate the extensive legal cannabis market. The *BioTrack*™ *State Traceability & Enforcement Monitoring System* includes all the components needed to ensure transparency and accountability throughout the entire cannabis supply chain while promoting public safety. The *BioTrack*™ *State Traceability & Enforcement Monitoring System* was included in the BioTrack Transaction, and as a result we no longer offer these services effective February 10, 2023.

Our Competitive Strengths

We believe our key competitive strengths include:

- *Flexible and scalable approach to privacy-focused analytics software and solutions.* Our solutions are purpose-built to address the analytic needs of stakeholders across the patient journey. We can provide client-centric deliverables that address a specific need that may be satisfied with healthcare data, cannabis data or an integrated offering. Our technology and processes allow quick and accurate delivery, which differentiates our offerings.

- *Deep domain expertise.* Our knowledge base in large transactional database platforms, commercial analytics, consumer and physician marketing, market access and healthcare economics and pharmacoeconomics in healthcare enables us to develop solutions that address the unique demands of the industries we serve. Through the incorporation of industry best practices into solutions that are curated for our stakeholders, our customers enjoy enhanced analytical solutions to drive their informed business decisions. Across various disciplines, our team has deep industry expertise in life sciences that translates into solutions by design that enable our clients to solve problems unique to their sector.

- *Diverse customer base.* Our customer base extends across to a broad range of stakeholders within the healthcare industry carrying the mission to better understand and improve the patient journey. This diverse customer set offers us a uniquely informed point of view from each customer vantage point of how our solutions can best assist in optimizing performance. Our information services team is defined by the innovative spirit of allowing the problems our healthcare customers face to shape the solutions that are best for our customers.

- *Large integrated longitudinal database and technology.* Our data factory processes, integrates, deidentifies and standardizes medical, hospital and pharmacy claims datasets along with cannabis point of sale data, consumer behavior and demographic-level data and other datasets to produce a longitudinal database that encompass the vast majority of the U.S. population. We will continue to invest in and integrate unique data sources to further strengthen and differentiate our solutions.

Our Growth Strategies

We strive to improve our customers' commercial and clinical business performance and in turn the efficiencies and safety of therapeutic products through our customers' adoption of our information solutions. We intend to continue investing in commercial sales, research and development and our strategic partnerships. We believe that we are well positioned to achieve our growth objectives across multiple industry verticals. Key elements of our strategy include:

- *Innovate and advance our platform and services.* We have a history of technological innovation, and plan to release new features and upgrades on a regular basis. We intend to continue making significant investments in all information products, reporting and analytics solutions, database architecture and data science talent to further differentiate our products and increase sales. In improving our ability to integrate with partners, we enable ourselves to capitalize on new data and services that add value to our customers and create further differentiation of our data assets and proprietary offerings.

- *Drive growth by acquiring new customers.* We believe that nearly all organizations that discover, develop, produce and market healthcare products or services must embrace data driven analytics to compete effectively. As such, the opportunity to continue growing our customer base is significant.

- *Increase usage and upsell within our existing customer base.* We plan to continue investing in sales and marketing, with a focus on cross selling additional information solutions to deliver more value to and expand our relationships with our customers, leading to scale and operating leverage for our business.

- *Leverage our products into new markets.* Our information solutions provide innovative benefits to life science, payer and provider customers as well as consulting and service providers to these customers. We believe there is significant opportunity to deploy the use of linked cannabinoid data in adjacent industries, such as the legal cannabis and psychedelic markets as well as the financial services markets.

- *Expand our data and strategic partner network.* Our information products are derived partly from data acquired from strategic data partners, including BioTrack. As part of our growth strategy, we may seek to acquire assets, data-driven products or companies that are synergistic with our business and add value to our data assets and offering sets.

- *Grow offerings through selective investments and acquisitions.* We may seek out companies and opportunities that complement our core strengths and can help us expand our capabilities, reach and impact. Our approach is deliberate and strategic, ensuring that each investment or acquisition is thoroughly vetted and aligned with our long-term goals.

Our Technology Platform

Our unique software, data and analytics platforms are built upon scalable open source software running in the public cloud. This architecture allows us to capitalize on the security, reliability and scalability of mainstream cloud providers while building uniquely differentiated algorithms and data handling methodologies. Our use of elastic computing allows us to allocate computer clusters on-demand at scale to process terabytes of data in minutes. We are able to answer complex consumer behavior or life sciences questions quickly without having to maintain servers or pay for idle compute resources.

Our event-driven data factory architecture ingests, cleans, anonymizes and transforms health, consumer and retail records as available rather than on a fixed schedule. As data updates are observed from disparate sources, they are propagated through all pipeline stages, ensuring customers have the latest data in near real time.

Through the use of open-source technologies, our big data processing pipelines are streamlined and can more easily handle changes in data schema, "data drift", and the updating and deleting of existing records compliant with policies such as HIPAA, the California Consumer Privacy Act and emerging state privacy regulations. Capabilities like "time-travel" enabled by Delta Lake storage formats allow for full versioning of all data over time so that we observe a record throughout its entire lifecycle. Our architecture natively supports "schema evolution" allowing for flexibility to bring in new fields of data as they become available as well as handle backward-compatible changes in data types over time.

Our proprietary solutions provide fully de-identified records in isolated clearinghouses using leading technologies paired with statistical certification by industry-vertical experts. Our solutions join records longitudinally over time, as well as across data sources. This allows for superior flexibility for analysis and use case development while maintaining security and mitigating reidentification risk.

We maintain System and Organization Controls (SOC 2) Type 2 and Privacy certifications across our platforms. We conduct our day-to-day operations in accordance with policies and procedures to mitigate risks associated with our trust policies including security, availability, processing integrity and confidentiality of our systems, products and services. The SOC 2 and Privacy programs are audited by an independent third party on an annual basis.

Competition

While the healthcare industry includes well-capitalized, experienced competitors, we believe our unique data assets, synergies, intellectual property and experienced leadership offer us competitive advantages. In general, our competitors include a variety of entities such as information and clinical analytics providers such as ICON plc, information and commercial analytics providers such as IQVIA, technology and services provers such as Veeva Systems, Inc. and Definitive Healthcare Corp. and client in-house developed technologies.

Government Regulation

Our information management services relate to the processing of information regarding de-identified patient diagnosis and treatment of disease and are, therefore, subject to substantial governmental regulation. In addition, the confidentiality of patient-specific information and the circumstances under which such patient-specific records may be released for inclusion in our databases or used in other aspects of our business is heavily regulated. Federal, state and foreign governments are contemplating or have proposed or adopted additional legislation governing the possession, use and dissemination of personal data, such as personal health information and personal financial data, as well as security breach notification rules for loss or theft of such data. Additional legislation or regulation of this type might, among other things, require us to implement additional security measures and processes or bring within the legislation or regulation de-identified health or other data, each of which may require substantial expenditures or limit our ability to offer some of our services.

In particular, personal health information is recognized in many countries and regions such as the United States, the European Union, or EU, and several countries in Asia, as a special, sensitive category of personal information, subject to additional mandatory protections. Violations of data protection regulations are subject to administrative penalties, civil money penalties and criminal prosecution, including corporate fines and personal liability.

Our technology processes, normalizes, standardizes, and integrates complex and disparate transactional data, such as medical, hospital and pharmacy claims data, retail point of sale transactions and consumer demographic data. We have developed our platform with strict, HIPAA-compliant privacy controls enabling linkages between the transactional data sources while maintaining patient, consumer, and customer privacy. All data are de-identified at the person level, enabling longitudinal, credible, evidence-based assessments relating to product safety, efficacy, and clinical outcomes as well as commercial analytics.

Intellectual Property

In addition to our expansive data sets described above, we develop and use a number of proprietary methodologies, analytics, systems, technologies, software and other intellectual property in the conduct of our business. We rely upon a combination of legal, technical and administrative safeguards to protect our proprietary and confidential information and trade secrets, and patent, copyright and trademark laws to protect other intellectual property rights. We consider our trademark and related names, marks and logos to be of material importance to our business, and we have registered or applied for registration for certain of these trademarks in the United States and will aggressively seek to protect them. Trademarks and service marks generally may be renewed indefinitely so long as they are in use and/or their registrations are properly maintained, and so long as they have not been found to have become generic. The technology and other intellectual property rights owned and licensed by us are of importance to our business, although our management believes that our business, as a whole, is not dependent upon any one intellectual property or group of such properties.

Human Capital Resources

The foundation of our software, data and analytics solutions is our people, and the level of our success in helping our customers solve problems is a direct function of our commitment to our employees. Our intent is to continue to build a first-class organization premised on the importance of our contribution to customer success while remaining ever conscious of our responsibility to our employees and the communities in which we operate.

We are committed to equity and fairness in honoring our commitment to our employees. As set forth in our *Code of Business Conduct and Ethics*, diversity across gender, race, ethnicity, religion, politics, sexual orientation, age, experience and thought enhances our ability to support our customers, suppliers, partners and employees. In fostering a culture of inclusion, we enable each of us to present our authentic selves in our dealings with the people with whom we interact, and in so doing allow us to be more effective and impactful in the performance of our responsibilities. We embrace the opportunity to enable our customers to better serve their customers and continually seek to improve the value we bring, all while maintaining a critical balance between our employees' work with colleagues and customers and their lives outside of Forian.

In order to prioritize the health and safety of our employees, following the outset of the COVID-19 pandemic in March 2020, we transitioned to remote work and continue to engage with and support our employees as they serve one another and our customers remotely.

As of December 31, 2022, we had 104 employees, 102 of whom were full time. As of March 27, 2023, after giving effect to the BioTrack Transaction, we had 39 employees, 38 of whom are full time. None of our employees are covered by a collective bargaining agreement or are represented by a labor union. We have not experienced any organized work stoppages, and we consider the relationships with our employees to be positive.

Available Information

We make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports and other filings with the Securities and Exchange Commission ("SEC"), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC through the investor relations section of our website at https://forian.com/investors/sec-filings. The information found on our website is not incorporated into this or any other report we file with or furnish to the SEC.

Item 1A.   Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information contained in this Annual Report on Form 10-K before making an investment in our common stock. Our business, financial condition, results of operations or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to our Business Operations

We have a limited operating and financial history.

We are in the development stage and face all of the risks and uncertainties associated with a new and unproven business. Our future is based on an unproven business plan with no historical facts to support projections and assumptions. We incorporated in October 2020 in anticipation of the Business Combination and had no operating history or revenues prior to their closing. We are faced with risks inherent in operating a new business, including difficulties often encountered in developing, producing and commercializing new technologies; developing the markets for our products and technologies; and attracting and retaining qualified management, sales and/or marketing and technical staff, in addition to the risks described below.

We may need additional capital to fund our operations.

We may require additional capital to fund our current operations and anticipated expansion of our business and to pursue targeted revenue opportunities. There is no assurance that additional capital to fund our operations can be raised. Additional capital may not be available, the terms of any such capital raising may be uncertain, and the terms of any prospective equity capital may not be acceptable. In addition, any future sale of equity securities would dilute the ownership and control of the then-current stockholders and could be at prices substantially below prices at which our shares currently trade or may trade. The inability to raise capital could require us to significantly curtail or terminate operations.

We could lose our access to data from external sources, which could prevent us from providing our solutions.

We depend upon data from external sources to create our information products. In general, we do not own the data that powers our information offerings. Our data sources could withdraw or increase the price for their data for a variety of reasons, and we could also become subject to legislative, judicial or contractual restrictions on the use of such data, in particular if such data are not collected by the third parties in a way that allows us to legally use and/or process the data. Additionally, the length of our licenses with our data suppliers and our ability to extend these licenses varies across suppliers, some of whom may offer similar products or services to certain categories of our customers and prospective customers. Our competitors could also enter into exclusive contracts with our data sources, which although atypical may preclude us from receiving certain data from these suppliers or restrict us in our use of such data, which would give our competitors an advantage. If a substantial number of data sources, or certain key sources, were to withdraw, limit or be unable to provide their data, or if we were to lose access to data due to government regulation or if the collection of data became uneconomical, our ability to provide our information solutions to our customers could be impacted, which could materially adversely affect our business, reputation, financial condition, operating results and cash flows.

We may make additional acquisitions as a component of our growth strategy. We may not be able to identify suitable acquisition candidates or consummate acquisitions on acceptable terms, or we may be unable to successfully integrate acquisitions, which could disrupt our operations and adversely impact our business and operating results.

A component of our growth strategy is to acquire complementary businesses in order to enhance the solutions we offer to our customers. We intend to continue to pursue acquisitions of complementary technologies, products, data sources and businesses as a component of our growth strategy. Acquisitions involve certain known and unknown risks that could cause our actual growth or operating results to differ from our expectations. For example, we may not be able to identify suitable acquisition candidates or to consummate acquisitions on acceptable terms; we may not be able to obtain the necessary financing, on favorable terms or at all, to finance any or all of our potential acquisitions; and acquired technologies, products or businesses may not perform as we expect and we may fail to realize anticipated revenue and profits. In addition, our acquisition strategy may divert management's attention away from our existing business, resulting in the loss of key customers or employees, and expose us to unanticipated problems or legal liabilities, including responsibility as a successor for undisclosed or contingent liabilities of acquired businesses or assets.

If we fail to conduct due diligence on our potential targets effectively, for example, we may not identify problems at target companies or fail to recognize incompatibilities or other obstacles to successful integration. Our inability to successfully integrate future acquisitions could impede us from realizing all of the benefits of those acquisitions and could severely weaken our business operations. The integration process may disrupt our business and, if new technologies, products or businesses are not implemented effectively, may preclude the realization of the full benefits expected by us and could harm our results of operations. In addition, the overall integration of new technologies, products or businesses may result in unanticipated problems, expenses, liabilities and competitive responses.

Further, even if the operations of an acquisition are integrated successfully, we may not realize the full benefits of the acquisition, including the synergies, cost savings or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all. Further, acquisitions may cause us to issue common stock that would dilute our current stockholders' ownership percentage, use a substantial portion of our cash resources, experience volatility in earnings due to changes in contingent consideration related to acquisition earn-out liability estimates or become subject to litigation.

If we do not successfully develop and deploy new products and technologies to address the needs of our customers, our business and results of operations could suffer.

Our success is based on our ability to design information products that enable the integration of data into a common operating environment to facilitate advanced data analysis, knowledge management and collaboration. We are also heavily reliant on our information technology infrastructure, processes and procedures and will devote significant resources to ensuring we have competitive informational technology systems. Information technology changes rapidly, however, and we may not be able to stay ahead of such advances. If we are unable to introduce new or upgraded products, services or technology that users and collaborators recognize as valuable, we may fail to generate additional engagement on our platforms, attract and retain customers or monetize the activity on our platforms. We have spent substantial amounts of time and money researching and developing new technologies and enhanced versions of existing features to meet customers' and potential customers' rapidly evolving needs and our efforts to develop new and upgraded products, services or technology will require us to continue to incur significant costs. We cannot guarantee current or prospective users and customers will respond favorably to new or improved products, services or technology.

The introduction of new products and services by competitors or the development of entirely new technologies to replace existing offerings could make our platforms obsolete or adversely affect our business, financial condition and results of operations. We may experience difficulties with software development, design, or marketing that delay or prevent our development, introduction, or implementation of new platforms, features, or capabilities. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by customers, any of which could harm our business. Moreover, the design and development of new platforms or new features and capabilities to existing platforms may require substantial investment, and there is no assurance that such investments will be successful. If customers do not widely adopt our new platforms, experiences, features, and capabilities, we may not be able to realize a return on our investment and our business, financial condition, and results of operations may be adversely affected.

New and existing platforms and changes to existing platforms could fail to attain sufficient market acceptance for many reasons, including:

- the failure to predict market demand accurately in terms of product functionality and to supply offerings that meet this demand in a timely fashion;

- product defects, errors or failures or our inability to satisfy customer service level requirements;

- negative publicity or negative private statements about the security, performance or effectiveness of our platforms or product enhancements;

- delays in releasing to the market new offerings or enhancements to existing offerings;

- the introduction or anticipated introduction of competing platforms or functionalities by competitors;

- the inability of our platforms or product enhancements to scale and perform to meet customer demands; and

- receiving qualified or adverse opinions in connection with security or penetration testing, certifications or audits, such as those related to IT controls and security standards and frameworks or compliance.

If we are not able to continue to identify challenges faced by our customers and develop, license or acquire new features and capabilities to our offerings in a timely and cost-effective manner, or if such enhancements do not achieve market acceptance, our business, financial condition, results of operations, and prospects may suffer and anticipated revenue growth may not be achieved.

Our business and operations have been and may in the future be adversely affected by the novel coronavirus (COVID-19) pandemic.

The COVID-19 pandemic, and the various governmental, industry and consumer actions related thereto, had, and may continue to have, an adverse effect on our business, financial condition and results of operations. These effects have included, and may include in the future, a negative impact on the availability of our key personnel, temporary closures of our offices or the facilities of our business partners, customers, suppliers, third party service providers or other vendors, an increased risk of customer defaults or delays in payments or purchasing decisions and the interruption of domestic and global supply chains, distribution channels, liquidity and capital or financial markets.

Even after the COVID-19 pandemic has subsided, we may continue to experience material and adverse impact on our business, operating results and financial condition as a result of its global economic impact, including any recession that has occurred or may occur in the future. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change.

We depend on computing infrastructure operated by third parties to support some of our solutions and customers, and any errors, disruption, performance problems, or failure in their or our operational infrastructure could adversely affect our business, financial condition and results of operations.

The software, internal applications and systems underlying our products and services are inherently complex and may contain defects or errors, particularly when first introduced or when new versions or enhancements are released. The development, expansion, operation and maintenance of our technology and network infrastructure is expensive and complex and requires significant internal and external resources. If we do not successfully develop, expand, operate or maintain our technology and network infrastructure, or if we experience operational failures, our reputation could be harmed, and we could lose current and prospective customers and service providers, which could adversely impact the business, financial condition or results of operations.

We rely on third parties for certain services made available to users of our platforms, which could limit our control over the quality of the user experience and our cost of providing services.

Our ability to generate revenue will be affected by the amount of time it takes to complete and enhance our platform. Additionally, there are multiple third-party vendors and service providers that must continue to provide us access to their application programming interfaces and operating systems, and we will rely on cooperation from third parties to integrate with their systems. Should third-party vendors, service providers and collaborators not perform as expected, cooperate with us or deliver their work as planned, we may not be able to release our products and services in a timely manner.

We utilize third-party software in our product and service offerings and expect to continue to do so. The correction of these errors and defects will be dependent on these third parties, so it may be difficult for us to correct them. Further, we cannot be certain that third-party licensors will continue to make their software available to us on acceptable terms, or invest the appropriate levels of resources in their software to maintain and enhance our capabilities or remain in business.

We may not be able to successfully manage our intellectual property and we may be subject to infringement claims.

Part of our success will depend on our ability to protect our proprietary rights in the technologies used in our products. We will consider trade secrets, including confidential and unpatented technology, important to the maintenance of our competitive position. However, trade secrets and know-how are difficult to protect. Further, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent that competitor from using the technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position could be materially and adversely harmed. Additionally, if we are unable to protect our proprietary rights adequately, our business could be harmed.

There has been substantial litigation in internet and software-related industries regarding patent, trademark and copyrights and other intellectual property rights and, from time to time, third parties may claim infringement by us of their intellectual property rights. If we were found to be infringing on the intellectual property rights of any third party, we could be subject to liabilities for such infringement, which could have a material adverse impact on our profitability. In addition, any such claims could distract management from conducting the business.

Real or perceived errors, failures, defects or bugs in our platforms, products or services could adversely affect our results of operations and growth prospects.

Because we offer very complex platforms, products and services, undetected errors, defects, failures or bugs may occur, especially when platforms or capabilities are first introduced or when new versions or other product or infrastructure updates are released. These platforms are often installed and used in large-scale computing environments with different operating systems, software products and equipment, and data source and network configurations, which may cause errors or failures in our platforms or may expose undetected errors, failures, or bugs in our platforms. The platforms often have different versions and updates based off of specific-state requirements. Despite testing, errors, failures, or bugs may not be found in new software or releases until after commencement of commercial shipments. Errors can also delay the development or release of new platforms or capabilities or new versions of platforms, adversely affect our reputation and our customers' willingness to buy our platforms, and adversely affect market acceptance or perception of these platforms. Many customers use these platforms, products and services in applications that are critical to their businesses or missions and may have a lower risk tolerance to defects in our platforms, products and services than to defects in other, less critical, software products. Any errors or delays in releasing new software or new versions of platforms, products and services or allegations of unsatisfactory performance or errors, defects or failures in released software could cause us to lose revenue or market share, increase our service costs, result in substantial costs in redesigning the software, result in the loss of significant customers, subject us to liability for damages and divert company resources from other tasks, any one of which could materially and adversely affect our business, results of operations and financial condition. In addition, our platforms could be perceived to be ineffective for a variety of reasons outside of our control. Hackers or other malicious parties could circumvent our or customers' security measures, and customers may misuse our platforms resulting in a security breach or perceived product failure.

Real or perceived errors, failures, or bugs in our platforms, products and services, or dissatisfaction with those services or outcomes, could result in customer terminations and/or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct any such errors, failures, or bugs.

In a dynamic industry like ours, our success and growth depend on our ability to attract, recruit, retain and develop qualified employees.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. To continue to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. The market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. There can be no assurances that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting which, if not timely remediated, may adversely affect the accuracy and reliability of our financial statements and our reputation, business and stock price, as well as lead to a loss of investor confidence in us.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"), requires that we furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment is required to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the later of the date we are deemed to be an "accelerated filer" or a "large accelerated filer," each as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the date we are no longer an "emerging growth company," as defined in the Jumpstart Our Business Startups Act enacted in April 2012 ("JOBS Act"). If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated.

As described under "Item 9A. Controls and Procedures," we concluded that our disclosure controls and procedures were not effective as of December 31, 2022, and that we had, as of such date, material weaknesses in our internal control over financial reporting related to (i) the lack of segregation of duties over the cash, accounts payable, payroll, and financial reporting transaction classes; (ii) the lack of evidence of formalization surrounding internal controls and the financial close processes and (iii) the lack of properly designed general information technology controls surrounding logical access, change management, and vendor application management. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements would not be prevented or detected on a timely basis.

We intend to remediate these material weaknesses. While we believe the steps we take to remediate these material weaknesses will improve the effectiveness of our internal control over financial reporting and will remediate the identified deficiencies, if our remediation efforts are insufficient to address the material weaknesses or we identify additional material weaknesses in our internal control over financial reporting in the future, our ability to analyze, record and report financial information accurately, to prepare our financial statements within the time periods specified by the rules and forms of the SEC and to otherwise comply with our reporting obligations under the federal securities laws may be adversely affected. The occurrence of, or failure to remediate, these material weaknesses and any future material weaknesses in our internal control over financial reporting may adversely affect the accuracy and reliability of our financial statements and have other consequences that could materially and adversely affect our business, including an adverse impact on the market price of our common stock. In addition, we could become subject to investigations by Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources.

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

We rely on financial reporting and data analytics that must be accurate in order to make real-time management decisions, accurately manage our cash position, and maintain adequate inventory levels while conserving adequate cash to fund operations. In the event of a systems failure, a process breakdown, the departure of key management or fraud, we would be unable to efficiently manage these items and may experience liquidity shortfalls that our cash position or revolving credit facility may not be able to accommodate. In such a situation, we also may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

We may be unable to accurately forecast our operating results and growth rate, which may adversely affect our reported results and stock price.

We may not be able to accurately forecast our operating results and growth rate. We use a variety of factors in our forecasting and planning processes, including historical results, recent history and assessments of economic and market conditions. Our growth rates may not be sustainable, and our growth depends on the continued growth of demand for the products we offer. Lower demand caused by changes in customer preferences, a weakening of the economy or other factors may result in decreased revenues or growth. Furthermore, many of our expenses and investments are fixed, and we may not be able to adjust our spending in a timely manner to compensate for any unexpected shortfall in our operating results. Failure to accurately forecast our operating results and growth rate could cause our actual results to be materially lower than anticipated. If our growth rate declines as a result, investors' perceptions of our business may be adversely affected, and the market price of our common stock could decline.

Consolidation in the industries in which our customers operate may reduce the volume of services purchased by consolidated customers following an acquisition or merger, which could materially harm our operating results and financial condition.

Mergers or consolidations among our customers could in the future reduce the number of our customers and potential customers. When companies consolidate, overlapping services previously purchased separately are usually purchased only once by the combined entity, leading to loss of revenue. Other services that were previously purchased by one of the merged or consolidated entities may be deemed unnecessary or cancelled. If our customers merge with or are acquired by other entities that are not our customers, or that use fewer of our services, they may discontinue or reduce their use of our services. There can be no assurance as to the degree to which we may be able to address the revenue impact of such consolidation. Any of these developments could materially harm our operating results and financial condition.

Adverse developments affecting the financial services industry could adversely affect our current and projected business operations and our financial condition and results of operations.

Adverse developments that affect financial institutions, transactional counterparties or other third parties, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank ("SVB") was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation ("FDIC") as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. The Department of the Treasury, the Federal Reserve and the FDIC released a statement that indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts. We have no borrowing or deposit exposure to SVB, Signature or Silvergate and have not experienced any adverse impact to our liquidity or to our current and projected business operations, financial condition or results of operations as a result of these recent events. However, uncertainty remains over liquidity concerns in the broader financial services industry, and there may be additional impacts to our business and our industry that we cannot predict at this time. Additionally, certain of our data suppliers or customers could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on us, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution.

Risks Related to Regulatory and Legal Matters

Our business is subject to complex and evolving U.S. and non-U.S. laws and regulations regarding privacy, data protection and security, technology protection and other matters. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or otherwise harm our business.

We are subject to a variety of local, state, national and international laws and directives and regulations in the United States and abroad that involve matters central to our business, including privacy and data protection, data security, data storage, retention, transfer and deletion, technology protection and personal information. Foreign data protection, data security, privacy and other laws and regulations can impose different obligations or be more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations, which, depending on the regime, may be enforced by private parties or government entities, are constantly evolving and can be subject to significant change, and they are likely to remain uncertain for the foreseeable future. In addition, the application, interpretation, and enforcement of these laws and regulations are often uncertain and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. A number of proposals are pending before U.S. federal, state, and foreign legislative and regulatory bodies that could significantly affect our business.

The overarching complexity of privacy and data protection laws and regulations around the world pose a compliance challenge that could manifest in costs, damages or liability in other forms as a result of failure to implement proper programmatic controls, failure to adhere to those controls or the malicious or inadvertent breach of applicable privacy and data protection requirements by us, our employees, our business partners or our customers.

In addition to government regulation, self-regulatory standards and other industry standards may legally or contractually apply to us, be argued to apply to us, or we may elect to comply with such standards or to facilitate our customers' compliance with such standards. Because privacy, data protection and information security are critical competitive factors in our industry, we may make statements on our website, in marketing materials or in other settings about our data security measures and our compliance with, or our ability to facilitate our customers' compliance with, these standards. We also expect that there will continue to be new proposed laws and regulations concerning privacy, data protection and information security and we cannot yet determine the impact such future laws, regulations and standards, or amendments to or re-interpretations of existing laws and regulations, industry standards, or other obligations may have on our business. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards and contractual and other obligations may require us to incur additional costs and restrict our business operations. As these legal regimes relating to privacy, data protection and information security continue to evolve, they may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions. Furthermore, because the interpretation and application of laws, standards contractual obligations and other obligations relating to privacy, data protection and information security are uncertain, these laws, standards and contractual and other obligations may be interpreted and applied in a manner that is, or is alleged to be, inconsistent with our data management practices, our policies or procedures or the features of our solutions. If so, in addition to the possibility of fines, lawsuits, and other claims, we could be required to fundamentally change our business activities and practices or modify our solutions, which could have an adverse effect on our business. We may be unable to make such changes and modifications in a commercially reasonable manner or at all and our ability to fulfill existing obligations, make enhancements or develop new solutions and features could be limited. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our solutions.

These existing and proposed laws and regulations can be costly to comply with and can make our solutions and services less effective or valuable, delay or impede the development of new products, result in negative publicity, increase our operating costs, require us to modify our data handling practices, limit our operations, impose substantial fines and penalties, require significant management time and attention, or put our data or technology at risk. Any failure or perceived failure by us or our solutions to comply with U.S. or applicable foreign laws, regulations, directives, policies, industry standards or legal obligations relating to privacy, data protection or information security, or any security incident that results in loss of or the unauthorized access to, or acquisition, use, release, or transfer of, personal information, personal data, or other customer or sensitive data sensitive data or information, may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, indemnification or other contractual obligations, other remedies, including fines or demands that we modify or cease existing business practices, or adverse publicity, and related costs and liabilities, which could significantly and adversely affect our business and results of operations.

Privacy regulation is an evolving area and compliance with applicable privacy regulations may increase our operating costs or adversely impact our ability to service our customers and market our products and services.

Federal and state governments and agencies have adopted, or are considering adopting, laws and regulations regarding the collection, use and disclosure of data. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices, which could cause us to incur additional cost. Moreover, complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to the business.

We intend to meet or exceed all applicable regulatory requirements; however, the work of our internal resources in conjunction with third party services may result in the failure to achieve or maintain compliance with such requirements, and our third-party services suppliers might decide to modify or discontinue their services without adequate notice and this might cause additional expense in arranging new services and could harm our reputation, business, operating results and financial condition.

Regulatory authorities around the world are considering a number of legislative proposals concerning privacy and data protection. Federal and state governments and agencies have adopted, or are considering adopting, laws and regulations regarding the collection, use and disclosure of data. As our business expands, it may become subject to laws of additional jurisdictions, domestic and foreign. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, any increase in the costs of compliance with, and other burdens imposed by, applicable legislative and regulatory initiatives may limit our ability to collect, aggregate or use data. Moreover, complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

If we fail to perform our services in accordance with contractual requirements, regulatory standards and ethical considerations, we could be subject to significant costs or liability and our reputation could be harmed.

We maintain and process a large amount of data. This data is often accessed through transmissions over public and private networks, including the internet. Despite our physical security measures, implementation of technical controls and contractual precautions designed to identify, detect and prevent the unauthorized access, alteration, use or disclosure of our data, there is no guarantee that these measures or any other measures can provide absolute security. Systems that access or control access to our services and databases may be compromised as a result of criminal activity, including cyber-attacks and other intentional business disruptions, negligence or otherwise. Unauthorized disclosure or use, or loss or corruption, of our data or inability of our users to access our systems could disrupt the operations, subject us to substantial legal liability, result in a material loss of business, cause us to incur significant cost and significantly harm our reputation.

Risks Related to Ownership of our Common Stock

The market price of our common stock may be volatile, and holders of our common stock could lose a significant portion of their investment due to drops in the market price of our common stock.

The market price of our common stock may be volatile and stockholders may not be able to resell their Forian common stock at or above the price at which they are deemed to have acquired the Forian common stock pursuant to the Business Combination or otherwise due to fluctuations in our market price, including changes in price caused by factors unrelated to our operating performance or prospects.

Specific factors that may have a significant effect on the market price for the combined company's common stock include, among others, the following:

- changes in stock market analyst recommendations or earnings estimates regarding our common stock, other companies comparable to us or companies in the industries we serve;

- actual or anticipated fluctuations in our operating results or future prospects;

- reaction to our public announcements;

- strategic actions taken by us or our competitors, such as any contemplated business separation, acquisitions or restructurings;

- adverse conditions in the financial market or general U.S. or international economic conditions, including those resulting from war, incidents of terrorism and responses to such events; and

- sales of common stock by us, members of our management team or significant stockholders.

We do not intend to pay dividends on our common stock, so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, we may enter into agreements that prohibit us from paying cash dividends without prior written consent from our contracting parties, or which other terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any return to stockholders will therefore be limited to the appreciation of their stock, which may never occur.

The directors and management of Forian will own a significant percentage of our common stock and will be able to exert significant control over matters subject to stockholder approval.

Our directors and officers beneficially own approximately 43% of our outstanding common stock. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for Forian common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline.

Our bylaws contain forum limitations for certain disputes between us and our stockholders that could limit the ability of stockholders to bring claims against us or our directors, officers and employees in jurisdictions preferred by stockholders.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative lawsuit brought on our behalf, (ii) any lawsuit against our current or former directors, officers, employees, stockholders or agents asserting a breach of a duty (including any fiduciary duty) owed by any such current or former director, officer, stockholder, employee or agent to us or our stockholders, (iii) any lawsuit asserting a claim against us or any of our current or former director, officer, employee, stockholder or agent arising out of or relating to any provision of the DGCL, our charter or bylaws (each, as in effect from time to time), or (iv) any lawsuit asserting a claim against us or any of our current or former directors, officers, employees, stockholders or agents governed by the internal affairs doctrine of the State of Delaware. The foregoing forum provisions do not apply to suits brought to enforce a duty or liability created by the Securities Act, or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our bylaws also provide that, unless Forian consents in writing to the selection of an alternative forum, the federal district courts of the United States of America are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The foregoing forum provisions may prevent or limit a stockholder's ability to file a lawsuit in a judicial forum that it prefers for disputes with us or our directors, officers, employees, stockholders or agents, which may discourage such lawsuits, make them more difficult or expensive to pursue, and result in outcomes that are less favorable to such stockholders than outcomes that may have been attainable in other jurisdictions, although though stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

There is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act because Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act claims.

In addition, notwithstanding the inclusion of the foregoing forum provisions in the bylaws, courts may find the foregoing forum provisions to be inapplicable or unenforceable in certain cases that the foregoing forum provisions purport to address, including claims brought under the Securities Act. If this were to occur in any particular lawsuit, Forian may incur additional costs associated with resolving such lawsuit in other jurisdictions or resolving lawsuits involving similar claims in multiple jurisdictions, all of which could harm our business, results of operations, and financial condition.

We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this Annual Report on Form 10-K and our periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to not "opt out" of this exemption from complying with new or revised accounting standards and, therefore, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to "opt out" of such extended transition period or (ii) no longer qualify as an emerging growth company.

Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company," which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this Annual Report on Form 10-K and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we were to be sued, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

Item 1B.   Unresolved Staff Comments

None.

Item 2.   Properties

Our headquarters are in Newtown, Pennsylvania. We currently lease additional office space in Boston, Massachusetts. As of the closing of the BioTrack Transaction, we no longer lease office spaces in Florida, Colorado or Washington. We believe our currently leased space is sufficient to meet our current needs, and that any additional space we may require will be available on commercially reasonable terms.

Item 3.   Legal Proceedings

From time to time we may be involved in claims that arise during the ordinary course of business. For any matters where management currently believes it is probable that the Company will incur a loss and that the probable loss or range of loss can be reasonably estimated, the Company records reserves in the consolidated financial statements based on our best estimate of such loss. In other instances, because of the uncertainties related to either the probable outcome or the amount or range of loss, management is unable to make a reasonable estimate of a liability, if any. Regardless of the outcome, litigation can be costly and time consuming, and it can divert management's attention from important business matters and initiatives, negatively impacting our overall operations. Although the results of litigation and claims cannot be predicted with certainty, we do not currently have any pending litigation to which we are a party or to which our property is subject that we believe to be material, except for the below.

Audet v. Green Tree International, et. al.

On February 14, 2020, John Audet filed a complaint in 15th Judicial Circuit in and for Palm Beach County, Florida against multiple parties, including Green Tree International ("GTI"), an indirect subsidiary of the Company, claiming that he owned 10% of GTI. The complaint seeks unspecified monetary damages equivalent to the value a 10% shareholder of GTI would have received in the subsequent Helix and Forian transactions, along with an equitable accounting and constructive trust to determine if Audet suffered any loss of profit distributions. The case is in the process of discovery and trial is scheduled for June 2023. Each of the parties' motions for summary judgment were denied. The Company believes the lawsuit is wholly without merit and intends to defend vigorously against the claims in the lawsuit.

Grant Whitus et al. v. Forian Inc., Zachary Venegas and Scott Ogur

On July 30, 2021, four former Helix employees filed a lawsuit in the Arapahoe County, Colorado District Court against the Company and Helix's former managers asserting claims of breach of contract, promissory estoppel, breach of the covenant of good faith and fair dealing, civil theft and conversion, fraudulent misrepresentation, civil conspiracy, and unjust enrichment/quantum meruit, all relating to the plaintiffs' claims that they were promised equity interest in Helix or compensation that they never received. The original complaint was never served, and in November 2021, the plaintiffs filed and served an amended complaint adding a fifth plaintiff and seeking over $27.5 million in damages as well as attorneys' fees and costs. The Company removed the matter to the United States District Court for the District of Colorado in December 2021, and both the Company and the individual defendants filed motions to dismiss on January 20, 2022. Plaintiffs subsequently amended their complaint on April 21, 2022, adding Helix TCS LLC and Helix Technologies, Inc. as defendants and advancing additional claims for breach of fiduciary duty and violation of the Colorado Wage Claims Act. The Company and the individual defendants filed separate motions to dismiss on June 1, 2022, which were granted in part and denied in part by the Court on February 28, 2023. Plaintiffs supplemented their complaint on March 3, 2023 consistent with the Court's prior ruling. Written discovery is nearing completion. The Company believes the lawsuit is wholly without merit and intends to defend vigorously against the claims in the lawsuit.

Item 4.   Mine Safety Disclosure

Not applicable.

PART II

Item 5.   **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market Information

Our common stock is listed on The Nasdaq Stock Market ("Nasdaq") under the symbol "FORA".

Holders of Record

As of March 23, 2023, there were approximately 314 holders of record of shares of our common stock. This number does not reflect the beneficial holders of our common stock who hold shares in street name through brokerage accounts or other nominees.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future.

Item 6.   **[Reserved]**

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement for Forward-Looking Information

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties, including those set forth under "Cautionary Statement About Forward-Looking Statements." Actual results and experience could differ materially from the anticipated results and other expectations expressed in our forward-looking statements as a result of a number of factors, including but not limited to those discussed in this Item and in Item 1A - "Risk Factors." Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

The Company was founded on October 15, 2020 as a wholly owned subsidiary of Medical Outcomes Research Analytics, LLC ("MOR"), which was founded on May 6, 2019, in connection with the business combination transactions described below. On October 16, 2020, the Company entered into a definitive agreement with Helix Technologies, Inc. ("Helix") and MOR, pursuant to which DNA Merger Sub, Inc., a wholly owned subsidiary of the Company ("Merger Sub"), merged with and into Helix, with Helix surviving the merger as a wholly owned subsidiary of the Company (the "Merger"). On March 2, 2021, the Company entered into a definitive agreement with the equity holders of MOR, pursuant to which the equity holders of MOR contributed their interests in MOR to the Company in exchange for shares of Company common stock (the "Contribution" and together with the Merger, the "Business Combination"). Following consummation of the Business Combination on March 2, 2021, the Company became the parent company of both Helix and MOR.

The Company provides innovative software and information solutions and proprietary predictive analytics to optimize the operational, clinical and financial performance of its customers within the healthcare and cannabis industries. The Company's mission is to provide its customers with the best-in-class critical technology services that enables its customers to operate their businesses more safely, efficiently and profitably and to serve its customers and its customers' stakeholders and constituencies more comprehensively. The Company represents the unique convergence of healthcare and consumer data, innovative data management capabilities and intelligent data science with a leading cannabis technology platform yielding the combined power to drive innovation and transparency across the industries it serves.

Our analytics solutions sit atop a massive and perpetually growing expanse of large-scale data assets. Through Forian, we provide innovative commercial, Real World Evidence and market access solutions, and proprietary data-driven insights to optimize the operational, clinical and financial performance of our customers, primarily in the healthcare vertical. Helix, primarily through BioTrack, provides traceability and point of sale technology, analytics solutions and other products to government and businesses within the cannabis industry.

On February 10, 2023, Helix completed the sale of 100% of the outstanding capital stock of its wholly owned subsidiary, Bio-Tech Medical Software, Inc., a Florida corporation ("BioTrack"), to BT Assets Group Inc., a Delaware corporation and a wholly owned subsidiary of Alleaves Inc., a Delaware corporation (the "BioTrack Transaction"). As a result of the BioTrack Transaction, as of February 10, 2023, the Company no longer provides software solutions to the cannabis industry. The Company will continue to provide analytics solutions to customers in the healthcare and other industries. For further discussion on the BioTrack Transaction refer to "Note 20 – Subsequent Events" in the Notes to Consolidated Financial Statements.

Financial Operations Overview

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items.

Revenues

Revenues are derived from Information and Software products, Services and Other. Information and Software revenues are generated from licensing fees for our proprietary information and software products. The Company recognizes revenues from Information and Software products as performance obligations under customer contracts are satisfied. Services revenues are primarily from contracts with government agencies and revenue is recognized upon completion of the various milestones within the contract. Other revenues are primarily from security monitoring services offerings and the provision of web marketing services. Contracts for these services have a stated transaction price for monthly services and are recognized as the services are provided.

Cost of Revenues

Cost of revenues is generated from direct costs associated with the delivery of our products and services to our customers. The cost of revenues relates primarily to labor costs, hosting and infrastructure costs and client service team costs. We record the cost of direct fulfillment as cost of revenues. Infrastructure and licensed data costs, which are shared across all projects or groups of projects, are not charged to cost of revenues and included in research and development.

Research and Development

Research and development expenses consist primarily of employee-related expenses, subcontractor and third-party consulting fees, data fees, and hosted infrastructure costs. We continue to focus our research and development efforts on adding new features and applications to our product offerings. Once our prototypes are proven, we begin to capitalize costs that qualify with the associated development rather than recording those costs as research and development.

Sales and Marketing

Sales and marketing expense is primarily salaries and related expenses, including commissions, for our sales, marketing and product management staff. Marketing program costs are also recorded as sales and marketing expense including advertising, market research, and events (such as trade shows, corporate communications, brand building, etc.). The Company plans to continue to invest in marketing and sales by expanding our selling and marketing staff, building brand awareness, attracting new clients and sponsoring additional marketing events. The timing of these marketing events will affect our marketing costs in any particular quarter.

General and Administrative Expenses

General and administrative expenses include salaries and benefits and other costs of departments serving administrative functions, such as executives, finance and accounting and human resources. In addition, general and administrative expense includes non-personnel costs, such as professional fees, legal fees, accounting and finance advisory fees and other supporting corporate expenses not allocated to cost of revenues, product and development or sales and marketing.

Depreciation and Amortization Expenses

Depreciation and Amortization relate to long lived assets used in our business. Depreciation expense relates primarily to furniture and equipment, computers and vehicles. Amortization expense relates primarily to identifiable intangibles of acquired companies.

Transaction Related Expenses

Transaction related expenses relate to the acquisition of Helix on March 2, 2021 and include professional, legal, accounting and finance advisory fees and other direct expenses.

Results of Operations for the Years Ended December 31, 2022 and 2021:

The following table summarizes our condensed results of operations for the periods indicated:

	For the Years Ended,	
	December 31, 2022	December 31, 2021
Revenues	$ 28,005,857	$ 16,879,715
Costs and Expenses		
Cost of Revenues	6,874,315	4,717,175
Research and development	12,347,637	8,975,745
Sales and marketing	5,870,794	4,142,190
General and administrative	20,529,373	23,464,267
Separation expenses	5,611,857	—
Gain on sale of businesses, net	(32,931)	—
Depreciation and amortization	2,892,543	1,986,816
Transaction related expenses	—	1,210,279
Loss from operations	$(26,087,731)	$(27,616,757)

Comparison of Years Ended December 31, 2022 and 2021

Revenues

Revenues for the year ended December 31, 2022 were $28,005,857, which represented an increase of $11,126,142 compared to total revenue of $16,879,715 for the year ended December 31, 2021. The increase is primarily due to a $9,296,297, or 130%, increase in revenues from the Company's healthcare information products. The remaining increase is due to the inclusion of revenues from the Helix acquisition since March 2, 2021. These amounts are partially offset by a decline in Other revenues resulting from the disposition of a non-core security monitoring business in the first quarter of 2022, and the marketing business our former Engeni SA subsidiary in the fourth quarter of 2022.

Cost of Revenues

Cost of revenues for the year ended December 31, 2022 were $6,874,315, which represented an increase of $2,157,140 compared to total cost of revenues of $4,717,175 for the year ended December 31, 2021. The increase is due to higher cost of revenues from the Company's information products and increased support costs related to sales of software subscriptions.

Research and Development

Research and development expenses for the year ended December 31, 2022 were $12,347,637, which represented an increase of $3,371,892 compared to total research and development expenses of $8,975,745 for the year ended December 31, 2021. The increase is due to higher personnel, subcontracted labor, data licensing and processing expenses related to new product development.

Sales and Marketing

Sales and marketing expenses for the year ended December 31, 2022 were $5,870,794, which represented an increase of $1,728,604 compared to total sales and marketing expenses of $4,142,190 for the year ended December 31, 2021. The increase is due to higher salary, commission and expenses related to scaling the Company's products.

General and Administrative

General and administrative expenses for the year ended December 31, 2022 were $20,529,373, which represented a decrease of $2,934,894 compared to general and administrative expenses of $23,464,267 for the year ended December 31, 2021. The decrease is primarily due to a decrease of $1,791,710 in stock-based compensation expenses related to the departure of the former chief executive officer and the former chief financial officer of Helix, who were advisors to the Company through March 2, 2022, which decrease was partially offset by increased expenses related to grants to employees.

Separation Expenses

Separation expenses for the year ended December 31, 2022 were $5,611,857, consisting of $194,814 of severance expenses related to the transfer of development activities from our former Engeni SA subsidiary, and $5,417,043 related to the continued vesting of stock options through March 2, 2023 related to the separation of two advisors to the Company, in accordance with the terms of their original advisory agreements. The advisors were the former chief executive officer and the former chief financial officer of Helix who were granted stock options pursuant to their respective advisory agreements that were entered into upon the completion of the Helix acquisition. The Company and the advisors mutually agreed not to renew the advisory agreements. The services provided by these advisors included transition planning and consulting services related to the integration of the business operations of Helix and Forian. Per the terms of the agreements, options to purchase 366,166 shares of common stock will continue to vest according to their original terms through March 2, 2023, and unvested stock options to purchase 732,332 shares of common stock were forfeited. The advisors are not required to perform services to the Company beyond the non-renewal date of March 2, 2022. As a result, the Company recorded $5,417,043 of stock compensation expenses related to the options that vested over the twelve months ended March 2, 2023 during March 2022.

The Company records normal course of business severance expenses in the operating expense line item related to the employee's activities.

Gain on Sale of Businesses, Net

Gain on sale of businesses, net for the year ended December 31, 2022 was $32,931. On March 3, 2022, the Company sold certain assets, consisting of customer contracts, accounts receivable, and other property related to our security monitoring services, for $225,575 resulting in a gain of $202,159, which is included in operating expenses in the consolidated statements of operations. On October 31, 2022, the Company sold 100% of its equity interest in Engeni, LLC for a note with payments of up to $100,000 if certain conditions are met. The Company has not recognized any value in connection with the note consideration because, as of the reporting date, it is not probable that any such conditions will be met. The sale resulted in a loss of $169,228, which is included in operating expenses in the consolidated statements of operations.

Transaction Related Expenses

Transaction related expenses for the year ended December 31, 2022 were $0, which represented a decrease of $1,210,279 compared to transaction related expenses of $1,210,279 for the year ended December 31, 2021. These expenses related to the acquisition of Helix, which was completed on March 2, 2021.

Non-GAAP Financial Measures

In this Annual Report on Form 10-K we have provided a non-GAAP measure, which we define as financial information that has not been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The non-GAAP financial measure provided herein is earnings before interest, taxes, non-cash and other items ("Adjusted EBITDA"), which should be viewed as supplemental to, and not as an alternative for, net income or loss calculated in accordance with U.S. GAAP (referred to below as "net loss").

Adjusted EBITDA is used by our management as an additional measure of our Company's performance for purposes of business decision-making, including developing budgets, managing expenditures and evaluating potential acquisitions or divestitures. Period-to-period comparisons of Adjusted EBITDA help our management identify additional trends in our Company's financial results that may not be shown solely by period-to-period comparisons of net income. In addition, we may use Adjusted EBITDA in the incentive compensation programs applicable to some of our employees in order to evaluate our Company's performance. Our management recognizes that Adjusted EBITDA has inherent limitations because of the excluded items, particularly those items that are recurring in nature. In order to compensate for those limitations, management also reviews the specific items that are excluded from Adjusted EBITDA, but included in net income, as well as trends in those items contained in Management's Discussion and Analysis of Financial Condition and Results of Operations.

We believe that the presentation of Adjusted EBITDA is useful to investors in their analysis of our results for reasons similar to the reasons why our management finds it useful and because it helps facilitate investor understanding of decisions made by management in light of the performance metrics used in making those decisions. In addition, as more fully described below, we believe that providing Adjusted EBITDA, together with a reconciliation of net loss to Adjusted EBITDA, helps investors make comparisons between our Company and other companies that may have different capital structures, different effective income tax rates and tax attributes, different capitalized asset values and/or different forms of employee compensation. However, Adjusted EBITDA is not intended as a substitute for comparisons based on net loss. In making any comparisons to other companies, investors need to be aware that companies use different non-GAAP measures to evaluate their financial performance. Investors should pay close attention to the specific definition being used and to the reconciliation between such measures and the corresponding U.S. GAAP measures provided by each company under applicable SEC rules.

The following is an explanation of the items excluded by us from Adjusted EBITDA but included in net loss:

- *Depreciation and Amortization.* Depreciation and amortization expense is a non-cash expense relating to capital expenditures and intangible assets arising from acquisitions that are expensed on a straight-line basis over the estimated useful life of the related assets. We exclude depreciation and amortization expense from Adjusted EBITDA because we believe that (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and (ii) such expenses can vary significantly between periods as a result of new acquisitions and full amortization of previously acquired tangible and intangible assets. Accordingly, we believe that this exclusion assists management and investors in making period-to-period comparisons of operating performance. Investors should note that the use of tangible and intangible assets contributed to revenue in the periods presented and will contribute to future revenue generation and should also note that such expense will recur in future periods.

- *Stock-Based Compensation Expense.* Stock-based compensation expense is a non-cash expense arising from the grant of stock-based awards to employees. We believe that excluding the effect of stock-based compensation from Adjusted EBITDA assists management and investors in making period-to-period comparisons in our Company's operating performance because (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and (ii) such expenses can vary significantly between periods as a result of the timing of grants of new stock-based awards, including grants in connection with acquisitions. Stock-based compensation expense includes certain separation expenses related to the vesting of stock options. On March 2, 2022, we and the former chief executive officer and the former chief financial officer of Helix mutually agreed not to renew special advisor agreements. Per the terms of the agreements, options to purchase 366,166 shares of common stock will continue to vest according to their original terms through March 2, 2023, and unvested stock options to purchase 732,332 shares of common stock were forfeited. The advisors are not required to perform services to the Company beyond the non-renewal date of March 2, 2022. As a result, we recorded $5,417,043 of stock compensation expenses during March 2022 related to the options that will vest over the twelve months ending March 2, 2023. We believe that excluding stock-based compensation from Adjusted EBITDA assists management and investors in making meaningful comparisons between our Company's operating performance and the operating performance of other companies that may use different forms of employee compensation or different valuation methodologies for their stock-based compensation. Investors should note that stock-based compensation is a key incentive offered to employees whose efforts contributed to the operating results in the periods presented and are expected to contribute to operating results in future periods. Investors should also note that such expenses will recur in the future.

- *Interest Expense.* Interest expense is associated with the convertible notes entered into on September 1, 2021 in the amount of $24,000,000 (the "Notes"). The Notes are due on September 1, 2025 and accrue interest at an annual rate of 3.5%. We exclude interest expense from Adjusted EBITDA (i) because it is not directly attributable to the performance of our business operations and, accordingly, its exclusion assists management and investors in making period-to-period comparisons of operating performance and (ii) to assist management and investors in making comparisons to companies with different capital structures. Investors should note that interest expense associated with the Notes will recur in future periods.

- *Investment Income.* Investment income is associated with the level of marketable debt securities and other interest-bearing accounts in which we invest. Interest and investment income can vary over time due to a variety of financing transactions, changes in interest rates, cash used to fund operations and capital expenditures and acquisitions that we have entered into or may enter into in the future. We exclude interest and investment income from Adjusted EBITDA (i) because these items are not directly attributable to the performance of our business operations and, accordingly, their exclusion assists management and investors in making period-to-period comparisons of operating performance and (ii) to assist management and investors in making comparisons to companies with different capital structures. Investors should note that interest income will recur in future periods.

- *Foreign Currency Related (Gains) Losses, net.* Foreign currency related (gains) losses, net result from foreign currency transactions and translation (gains) losses related to our former Engeni SA subsidiary. We exclude foreign currency related (gains) losses, net from Adjusted EBITDA (i) because these items are not directly attributable to the performance of our business operations and, accordingly, their exclusion assists management and investors in making period-to-period comparisons of operating performance and (ii) to assist management and investors in making comparisons to companies with different capital structures.

- *Other Items.* We engage in other activities and transactions that can impact our net loss. In the periods being reported, these other items included (i) change in fair value of warrant liability which related to warrants assumed in the acquisition of Helix; (ii) transaction related expenses which consist of professional fees and other expenses incurred in connection with the acquisition of Helix; and (iii) other income which consists of profits on marketable security investments. We exclude these other items from Adjusted EBITDA because we believe these activities or transactions are not directly attributable to the performance of our business operations and, accordingly, their exclusion assists management and investors in making period-to-period comparisons of operating performance. Investors should note that some of these other items may recur in future periods.

- *Gain on sale of businesses, net.* On March 3, 2022, we sold certain assets, consisting of customer contracts, accounts receivable, and other property related to our security monitoring services for $225,575 resulting in a gain of $202,159, which is included in operating expenses in the condensed consolidated statements of operations. On October 31, 2022, we sold 100% of our equity interest in Engeni, LLC for a note with payments of up to $100,000 if certain conditions are met. The Company has not recognized any value in connection with the note consideration because, as of the reporting date, it is not probable that any such conditions will be met. The sale resulted in a loss of $169,228, which is included in operating expenses in the consolidated statements of operations.

- *Severance expenses.* During March 2022, we transferred certain development activities from our former Engeni SA subsidiary to outsourced development facilities. As a result, we incurred $194,814 in severance and related costs which were recorded as a charge to operating expenses in 2022. We exclude these other items from Adjusted EBITDA because we believe these costs are not recurring and not directly attributable to the performance of our business operations and, accordingly, their exclusion assists management and investors in making period-to-period comparisons of operating performance. In addition, the Company incurred approximately $206,770 of normal course of business severance expense included in operating expenses as part of its operations.

- *Income tax expense.* MOR was organized as a limited liability company until the completion of the Helix acquisition. As a result, we were treated as a partnership for federal and state income tax purposes through March 2, 2021, and our taxable income and losses are reported by our members on their individual tax returns for such period. Therefore, we did not record any income tax expense or benefit through March 2, 2021. We incurred a net loss for financial reporting and income tax reporting purposes for this year. Accordingly, any benefit for federal and state income taxes benefit has been entirely offset by a valuation allowance against the related deferred tax net assets. We exclude the income tax expense from Adjusted EBITDA (i) because we believe that the income tax expense is not directly attributable to the underlying performance of our business operations and, accordingly, its exclusion assists management and investors in making period-to-period comparisons of operating performance and (ii) to assist management and investors in making comparisons to companies with different tax attributes.

Limitations on the use of non-GAAP financial measures

There are limitations to using non-GAAP financial measures because non-GAAP financial measures are not prepared in accordance with U.S. GAAP and may be different from non-GAAP financial measures provided by other companies.

The non-GAAP financial measures are limited in value because they exclude certain items that may have a material impact upon our reported financial results. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which items are adjusted to calculate our non-GAAP financial measures. We compensate for these limitations by analyzing current and future results on a U.S. GAAP basis as well as a non-GAAP basis and also by providing U.S. GAAP measures in our public disclosures.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure to evaluate our business and to view our non-GAAP financial measures in conjunction with the most directly comparable U.S. GAAP financial measures.

The following table reconciles the specific items excluded from U.S. GAAP metrics in the calculation of Adjusted EBITDA for the periods shown below:

	For the Years Ended December 31,	
	2022	2021
Revenues:		
Information and Software	$ 26,185,945	$ 14,952,247
Services	1,545,656	1,122,528
Other	274,256	804,940
Total revenues	$ 28,005,857	$ 16,879,715
Net loss	$(25,971,971)	$(26,551,105)
Depreciation and amortization	2,892,543	1,986,816
Stock based compensation expense	13,310,588	9,300,443
Change in fair value of warrant liability	(364,687)	(878,481)
Transaction related expenses	—	1,210,279
Interest and investment (income) expense, net	606,203	315,570
Foreign currency related (gains) losses, net	(381,256)	(525,252)
Gain on sale of businesses, net	(32,931)	—
Severance expense	194,814	—
Income tax expense	23,980	22,511
Adjusted EBITDA	$ (9,722,717)	$(15,119,219)

Year Ended December 31, 2022

Adjusted EBITDA

Adjusted EBITDA for the year ended December 31, 2022 was a loss of $9,722,717 compared to a loss of $15,119,219 for the year ended December 31, 2021, a decrease of $5,396,502. The decrease is primarily due to higher revenues, partially offset by increased investments in product development, customer service, infrastructure and sales expenses.

Revenues

Revenues for the year ended December 31, 2022 were $28,005,857 compared to pro forma revenues of $18,888,627 for the year ended December 31, 2021, which reflects revenues as if the acquisition of Helix had occurred on January 1, 2021. The increase in pro forma revenue of $9,117,230 is primarily due to increased sales of healthcare information products, partially offset by declines in other revenues resulting from the sale of the security monitoring business. Helix pre-acquisition revenues during the year ended December 31, 2021 were $2,008,912.

Liquidity and Capital Resources

Since the Company's inception in 2020, most of the Company's resources have been devoted to scaling our research and development, sales and marketing, and management infrastructure. The Company's operations have been financed primarily from the cash proceeds received from equity issuances and the issuance of the Notes. The Company expects to continue to fund our operations and potential future acquisitions through a combination of cash flow generated from operating activities, debt financing, and/or additional equity issuances. To date, the Company has not generated sufficient revenues from the licensing of information products and software products to fund all of our operating expenses and as a result the Company has incurred losses and generated negative cash flows from operations since inception. On April 12, 2021, the Company entered into a securities purchase agreement with certain accredited investors and certain of the Company's directors, pursuant to which the Company issued 1,191,743 shares of common stock for aggregate gross proceeds of $12,000,000. On September 1, 2021, the Company raised proceeds of $24 million through the sale of the Notes. As of December 31, 2022, the Company's principal source of liquidity was aggregate cash and marketable securities of $20,716,385.

Cash Flows

The following table summarizes selected information about our sources and uses of cash and cash equivalents for the periods presented:

	Year Ended	
	December 31, 2022	December 31, 2021
Net cash used in operating activities	$ (8,775,565)	$(17,249,262)
Net cash used in investing activities	(6,461,045)	(1,025,155)
Net cash (used in) provided by financing activities	(100,528)	36,281,043
Effect of foreign exchange rate changes on cash	(6,769)	(8,284)
Net (decrease) increase in cash and cash equivalents	$(15,343,907)	$ 17,998,342

Net Cash Used in Operating Activities

Net cash used in operating activities decreased by $8,473,697 for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease was primarily the result a decreased Adjusted EBITDA loss, partially offset by changes in deferred revenue, accounts payable, and other working capital accounts related to the timing of cash flows from operations.

Net Cash Used in Investing Activities

Net cash used in investing activities of $6,461,045 increased by $5,435,890 for the year ended December 31, 2022 compared to cash used in investing activities of $1,025,155 for the year ended December 31, 2021. This is primarily the result of an increase in net purchases of marketable securities of $4,731,683 as well as additions to property and equipment of $268,413, which was primarily related to capitalized software development costs.

Net Cash Provided by Financing Activities

Net cash used in financing activities of $100,528 for the year ended December 31, 2022 decreased by $36,381,571 compared to cash provided by financing activities of $36,281,043 for the year ended December 31, 2021. The decrease was primarily related to a reduction in cash proceeds received from the sale of common stock and the issuance of the Notes.

Critical Accounting Policies and Use of Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with U.S. GAAP. We believe that several accounting policies are important to understanding our historical and future performance. We refer to these policies as critical because these specific areas generally require us to make judgments and estimates about matters that are uncertain at the time we make the estimate, and different estimates – which also would have been reasonable – could have been used. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experience and other market-specific or other relevant assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in "Note 3 – Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the financial statements. We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition. We recognize revenue in accordance with Topic 606. For a full description of our revenue recognition accounting policy, see "Note 3 – Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K. We generate revenues from license fees, subscriptions, and services.

Business combinations. We allocate the fair value of the consideration transferred to the assets acquired and liabilities assumed, including trademarks, customer relationships, and acquired software and technology, based on their estimated fair values at the acquisition date. Any residual purchase price is recorded as goodwill. The purchase price allocation requires us to make significant estimates and assumptions, especially at the acquisition date, with respect to intangible assets and deferred revenue obligations.

Although we believe the assumptions and estimates we have made are reasonable, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates used in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

- future expected cash flows from sales, maintenance agreements, and acquired developed technologies;

- the acquired company's trade name and customer relationships as well as assumptions about the period of time the acquired trade name and customer relationships will continue to be used in our product portfolio;

- expected costs to develop the in-process research and development into commercially viable software and estimated cash flows from the projects when completed; and

- discount rates used to determine the present value of estimated future cash flows.

These estimates are inherently uncertain and unpredictable, and if different estimates were used the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that we have made. In addition, unanticipated events and circumstances may occur, which may affect the accuracy or validity of such estimates, and, if such events occur, we may be required to recognize a loss in the consolidated statement of operations due to an overestimation of the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities.

Goodwill and other intangible assets. Intangible assets arise from acquisitions and principally consist of goodwill, trademarks, customer relationships, and acquired software and technology. Intangible assets, other than goodwill, are amortized on a straight-line basis over their estimated useful lives, which range from two to eight years.

Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations. Goodwill is not amortized. Instead, it is tested annually for impairment, or more frequently if events occur or circumstances change that would more likely than not reduce its fair value below its carrying amount. All goodwill is reported in the Information and Software reporting unit.

In testing for goodwill impairment, we may first qualitatively assess whether it is more likely than not (a likelihood of more than 50 percent) that a goodwill impairment exists. If it is determined that a quantitative assessment is required, we will recognize goodwill impairment as the difference between the carrying amount of the reporting unit and its fair value, but not to exceed the carrying amount of goodwill within the reporting unit. Based upon our most recent annual impairment assessment, there were no indicators of impairment, and no impairment losses were recorded.

Capitalized Software Development Costs. We capitalize certain costs related to the development and enhancement of computer software. In accordance with authoritative guidance, we begin to capitalize these costs when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software would be used as intended. Such costs are amortized when the software is ready for its intended use, on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. Costs incurred prior to meeting these criteria together are expensed as incurred and recorded in product development expenses on our consolidated statements of operations. The accounting for website and internal-use software costs requires us to make significant judgement, assumptions and estimates related to the timing and amount of recognized capitalized software development costs. We capitalized software development costs of $1,624,991 and $1,360,836 during the years ended December 31, 2022 and 2021, respectively.

Recent Accounting Pronouncements

In October 2021, the FASB issued Accounting Standards Update No. 2021-08, *Accounting for Contract Assets and Contract Liabilities from Contracts with Customers* ("ASU 2021-08"). The FASB issued ASU 2021-08 to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to recognition of an acquired contract liability and payment terms and their effect on subsequent revenue recognized by the acquirer. The amendment is effective for financial statements for interim and annual periods beginning after December 15, 2022. The adoption of this standard is not expected to have a material impact on the condensed consolidated financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on our financial statements.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an "emerging growth company." As an "emerging growth company," the Company is electing to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards.

Subject to certain conditions set forth in the JOBS Act, as an "emerging growth company," the Company is not required to, among other things, (i) provide an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer's compensation to median employee compensation. These exemptions will apply until the fifth anniversary of the business combination or until we no longer meet the requirements for being an "emerging growth company," whichever occurs first.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

This item is not required.

Item 8.   Financial Statements and Supplementary Data

FORIAN INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Forian Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Forian Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

We have served as the Company's auditor since 2020.

San Jose, California
March 30, 2023

FORIAN INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND 2021

	December 31, 2022	December 31, 2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,319,898	$ 18,663,805
Marketable securities	17,396,487	12,399,361
Accounts receivable, net	2,547,538	1,947,540
Contract assets	2,252,958	1,056,891
Prepaid expenses	966,809	1,017,927
Other assets	432,338	900,242
Total current assets	26,916,028	35,985,766
Property and equipment, net	2,575,406	1,531,959
Intangible assets, net	6,775,841	9,051,184
Goodwill	9,099,372	9,099,372
Right of use assets, net	636,196	859,637
Deposits and other assets	255,324	314,443
Total assets	$ 46,258,167	$ 56,842,361
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	575,065	1,125,067
Accrued expenses	4,428,769	4,068,109
Short-term operating lease liabilities	265,489	247,325
Notes payable	—	13,122
Warrant liability	4,547	369,234
Deferred revenues	3,078,705	976,268
Total current liabilities	8,352,575	6,799,125
Long-term liabilities:		
Long-term operating lease liabilities	376,569	611,523
Convertible notes payable, net of debt issuance costs (Note 11) ($6,000,000 in principal is held by a related party. Refer to Note 15)	25,106,547	24,260,448
Total long-term liabilities	25,483,116	24,871,971
Total liabilities	33,835,691	31,671,096
Commitments and contingencies (Note 19)		
Stockholders' equity:		
Preferred Stock; par value $0.001; 5,000,000 Shares authorized; 0 issued and outstanding as of December 31, 2022 and December 31, 2021	—	—
Common Stock; par value $0.001; 95,000,000 Shares authorized; 32,251,326 issued and outstanding as of December 31, 2022 and 31,773,154 issued and outstanding as of December 31, 2021	32,251	31,773
Additional paid-in capital	71,182,326	57,959,622
Accumulated deficit	(58,792,101)	(32,820,130)
Total stockholders' equity	12,422,476	25,171,265
Total liabilities and stockholders' equity	$ 46,258,167	$ 56,842,361

The accompanying notes are an integral part of these consolidated financial statements.

FORIAN INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	For the Years Ended December 31,	
	2022	2021
Revenues:		
Information and Software	$ 26,185,945	$ 14,952,247
Services	1,545,656	1,122,528
Other	274,256	804,940
Total revenues	28,005,857	16,879,715
Costs and Expenses:		
Cost of revenues	6,874,315	4,717,175
Research and development	12,347,637	8,975,745
Sales and marketing	5,870,794	4,142,190
General and administrative	20,529,373	23,464,267
Separation expenses	5,611,857	—
Gain on sale of businesses, net	(32,931)	—
Depreciation and amortization	2,892,543	1,986,816
Transaction related expenses	—	1,210,279
Total costs and expenses	54,093,588	44,496,472
Loss From Operations	(26,087,731)	(27,616,757)
Other Income (Expense):		
Change in fair value of warrant liability	364,687	878,481
Interest and investment income	267,133	6,809
Interest expense	(873,336)	(322,379)
Foreign currency related gains, net	381,256	525,252
Total other income, net	139,740	1,088,163
Net loss before income taxes	(25,947,991)	(26,528,594)
Income tax expense	(23,980)	(22,511)
Net Loss	$(25,971,971)	$(26,551,105)
Basic and diluted net loss per common share	$ (0.81)	$ (0.90)
Weighted-average shares outstanding	32,031,096	29,527,608

The accompanying notes are an integral part of these consolidated financial statements.

FORIAN INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

	Preferred Stock		Common Stock				
	Shares	Par Value @ $0.001 per share	Shares	Par Value @ $0.001 per share	Additional Paid In Capital	Accumulated Deficit	Stockholders' Equity
Balance at January 1, 2022	**—**	**$—**	**31,773,154**	**$31,773**	**$57,959,622**	**$(32,820,130)**	**$ 25,171,265**
Vesting of Restricted Stock and Stock Awards, net of shares surrendered for taxes	—	—	453,068	453	(87,859)	—	(87,406)
Issuance of Forian common stock upon exercise of stock options	—	—	8,114	8	(8)	—	—
Issuance of Forian common stock upon exercise of warrants	—	—	16,990	17	(17)	—	—
Stock based compensation expense	—	—	—	—	13,310,588	—	13,310,588
Net loss	—	—	—	—	—	(25,971,971)	(25,971,971)
Balance at December 31, 2022	**—**	**$—**	**32,251,326**	**$32,251**	**$71,182,326**	**$(58,792,101)**	**$ 12,422,476**
Balance at January 1, 2021	**—**	**$—**	**21,233,039**	**$21,233**	**$17,514,907**	**$ (6,269,025)**	**$ 11,267,115**
Issuance of Forian Common stock in Helix Acquisition	—	—	8,408,383	8,408	18,446,376	—	18,454,784
Forian Restricted Stock Vesting	—	—	907,542	908	13,061	—	13,969
Issuance of common stock warrants	—	—	—	—	389,976	—	389,976
Forian shares issued upon exercise of MOR Class B options	—	—	10,167	10	292,820	—	292,830
Stock based compensation expense	—	—	—	—	9,286,474	—	9,286,474
Issuance of Forian common stock	—	—	1,191,743	1,192	11,967,460	—	11,968,652
Issuance of Forian common stock upon exercise of stock options	—	—	22,280	22	48,548	—	48,570
Net loss	—	—	—	—	—	(26,551,105)	(26,551,105)
Balance at December 31, 2021	**—**	**$—**	**31,773,154**	**$31,773**	**$57,959,622**	**$(32,820,130)**	**$ 25,171,265**

The accompanying notes are an integral part of these consolidated financial statements.

FORIAN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	For the Years Ended December 31,	
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(25,971,971)	$(26,551,105)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	2,892,543	1,986,816
Amortization on right of use asset	263,232	223,047
Gain on sale of businesses, net.	(32,931)	—
Amortization of debt issuance costs	5,332	1,778
Accrued interest on convertible notes	840,767	280,000
Realized and unrealized gain on marketable securities	(265,443)	(4,427)
Provision for doubtful accounts	250,239	227,838
Stock-based compensation expense	13,310,588	9,300,443
Change in fair value of warrant liability	(364,687)	(878,481)
Foreign currency related (gains) losses, net	(47,226)	(26,563)
Issuance of warrants in connection with transaction expenses	—	389,976
Change in operating assets and liabilities:		
Accounts receivable	(896,677)	(1,663,929)
Contract assets	(1,196,067)	(840,062)
Prepaid expenses	(41,977)	(681,884)
Changes in lease liabilities during the year	(256,581)	(248,561)
Deposits and other assets	527,023	(705,735)
Accounts payable	(529,075)	(204,413)
Accrued expenses	634,909	1,649,552
Deferred revenues	2,102,437	496,448
Net cash used in operating activities	(8,775,565)	(17,249,262)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to property and equipment	(1,711,455)	(1,443,042)
Purchase of marketable securities	(55,819,346)	(34,902,392)
Sale of marketable securities	51,087,663	34,009,302
Net cash from sale of business	(17,907)	—
Cash acquired as part of business combination	—	1,310,977
Net cash used in investing activities	(6,461,045)	(1,025,155)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from exercise of MOR Class B options	—	292,830
Payments on notes payable and financing arrangements	(13,122)	(7,679)
Payment of employee withholding tax related to restricted stock units	(87,406)	—
Proceeds from exercise of common stock options	—	48,570
Proceeds from sale of common stock	—	11,968,652
Proceeds from the issuance of convertible notes payable	—	23,978,670
Net cash (used in) provided by financing activities	(100,528)	36,281,043
Effect of foreign exchange rate changes on cash	(6,769)	(8,284)
Net change in cash	(15,343,907)	17,998,342
Cash and cash equivalents, beginning of year	18,663,805	665,463
Cash and cash equivalents, end of year	$ 3,319,898	$ 18,663,805
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ —	$ 724
Cash paid for taxes	$ 18,444	$ —
Non-cash Investing Activities:		
Non-cash consideration for Helix acquisition	$ —	$ 18,454,784

The accompanying notes are an integral part of these consolidated financial statements.

FORIAN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1   BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

Forian Inc. (the "Company" or "Forian") was incorporated in Delaware on October 15, 2020 as a wholly owned subsidiary of Medical Outcomes Research Analytics, LLC ("MOR") for the purpose of effecting the Business Combination (as defined below). All activity of the Company through March 2, 2021 relates only to MOR. MOR was established on May 6, 2019 in Delaware. The Company provides innovative software and information solutions and proprietary predictive analytics to optimize the operational, clinical and financial performance of its customers within the healthcare and cannabis industries. The Company's mission is to provide its customers with the best-in-class critical technology services that enables its customers to operate their businesses more safely, efficiently and profitably and to serve its customers and its customers' stakeholders and constituencies more comprehensively. The Company represents the unique convergence of healthcare and consumer data, innovative data management capabilities and intelligent data science with a leading cannabis technology platform yielding the combined power to drive innovation and transparency across the industries it serves.

On March 2, 2021 (the "Merger Closing Date"), pursuant to the Agreement and Plan of Merger, dated as of October 16, 2020, as amended by Amendment to Agreement and Plan of Merger, dated as of December 31, 2020, as further amended by Amendment No. 2 to Agreement and Plan of Merger, dated February 9, 2021 (together, the "Merger Agreement"), by and among Helix Technologies, Inc. ("Helix"), the Company and DNA Merger Sub, Inc., a wholly owned subsidiary of the Company ("Merger Sub"), Merger Sub merged with and into Helix, with Helix being the surviving corporation as a wholly owned subsidiary of the Company (the "Merger"). Each share of Helix common stock was exchanged for 0.05 shares of Company common stock in the Merger. Helix provides traceability and point of sale technology, analytics solutions and other products to government and business customers within the cannabis industry to help them improve the performance of their business.

Immediately prior to the Merger Closing Date, pursuant to the Equity Interest Contribution Agreement, dated March 2, 2021 (the "Contribution Agreement"), by and among the Company, MOR and each equity holder of MOR, such equity holders contributed their interests in MOR to the Company in exchange for shares of Company common stock (the "Contribution" and, together with the Merger, the "Business Combination"). Upon the closing of the Contribution, MOR became a wholly owned subsidiary of the Company. Each unit of MOR was exchanged for 1.7776 shares of Company common stock in the Merger, subject to adjustments pursuant to the Contribution Agreement.

Pursuant to the Merger Agreement, while the Company is the legal acquirer, the Merger was accounted for as a reverse acquisition using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") Topic 805, *Business Combinations* ("ASC 805"). As such, MOR is deemed to be the accounting acquirer for financial reporting purposes.

On February 10, 2023, Helix completed the sale of 100% of the outstanding capital stock of its wholly owned subsidiary, Bio-Tech Medical Software, Inc., a Florida corporation ("BioTrack"), to BT Assets Group Inc., a Delaware corporation and a wholly owned subsidiary of Alleaves Inc., a Delaware corporation ("Alleaves") (the "BioTrack Transaction"). As a result of the BioTrack Transaction, as of February 10, 2023, the Company no longer provides products or services to the cannabis industry. The Company will continue to provide analytics solutions to customers in the healthcare and other industries. For further discussion on the BioTrack Transaction, refer to Note 20.

Note 2   BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). In the opinion of management, such statements include all adjustments which are considered necessary for a fair presentation of the consolidated financial statements of the Company as of December 31, 2022.

The Contribution was completed on March 2, 2021 and the combination of MOR and Forian was accounted for as a transaction between entities under common control pursuant to ASC 805-50. Accordingly, the combination of Forian and MOR results in a change in reporting entity and the financial statements are presented as though the combination of Forian and MOR occurred as of the beginning of the periods presented. Additionally, the results of Helix are included in the accompanying condensed consolidated financial statements beginning on March 2, 2021, the Merger Closing Date.

Note 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The condensed consolidated financial statements of the Company include the accounts of (i) Medical Outcomes Research Analytics, LLC and its wholly owned subsidiaries COR Analytics, LLC and MOR Analytics, LLC, and (ii) Helix Technologies, Inc. and its wholly owned subsidiaries Helix TCS, LLC, Security Consultants Group, LLC, Security Grade Protective Services, Ltd., Bio-Tech Medical Software, Inc, Engeni, LLC (including Engeni S.A. ("Engeni SA"), which is 99% owned by Engeni, LLC) (through October 31, 2022), Green Tree International, Inc. and Boss Security Solutions, Inc., BT UCS, Inc. and AIE Exchange Canada, Inc. Effective October 7, 2021, AIE Exchange Canada, Inc. was voluntarily dissolved. Effective December 31, 2021, (i) each of COR Analytics, LLC and MOR Analytics, LLC was merged with and into Medical Outcomes Research Analytics, LLC and (ii) each of BT UCS, Inc. and BOSS Security Solutions was merged with and into Security Grade Protective Services, Ltd., which entity was re-domesticated from Colorado to Delaware and renamed Helix Legacy, Inc. Effective October 31, 2022, 100% of the equity interest of Engeni, LLC held by Helix was sold. Effective December 31, 2022, (i) Security Consultants Group, LLC was merged with and into Helix TCS, LLC and (ii) Helix TCS, LLC was merged with and into Helix Legacy, Inc. All intercompany transactions have been eliminated in consolidation. The financial results of Helix and its subsidiaries are included in the condensed consolidated financial statements beginning on March 2, 2021, the Merger Closing Date.

Foreign Currency

ASC Topic 830-10, *Foreign Currency Matters* ("ASC 830-10"), requires the use of highly inflationary accounting when a country has experienced a cumulative inflation of approximately 100% or more over a 3-year period. Under highly inflationary accounting, financial statements are remeasured into the reporting currency with resulting gains and losses included in earnings. The Company acquired a subsidiary as part of the Helix acquisition that operates in Argentina, which has been designated a highly inflationary economy. Accordingly, the Company has remeasured the financial statements of the subsidiary under ASC 830-10 as if the US dollar is its functional currency with resulting gains or losses as other income or expense. During the years ended December 31, 2022 and 2021, sales in Argentina represented less than 1% and 2% of the Company's consolidated sales, respectively. Assets held in Argentina as of December 31, 2022 and December 31, 2021 represented 0% as the company sold all of its assets in period and 1% of the Company's consolidated assets, respectively. The hyperinflationary conditions did not have a material impact on the Company's business during the years ended December 31, 2022 and 2021. On October 31st, the Company sold 100% its operations in Argentina, Engeni LLC and Engeni SA. See "Gain on Sale of Businesses, Net" below.

Use of Estimates

Preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgements and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses together with amounts disclosed in related notes to the financial statements. The significant areas of estimation include but are not limited to accounting for allowance for doubtful accounts, income taxes, depreciation, amortization of intangible assets, contingencies and stock-based compensation. Certain of the Company's estimates could be affected by external conditions, including those unique to the Company and general economic conditions. It is possible that the external factors could have an effect on the Company's estimates and could cause actual results to differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform to the current period financial statement presentation. Foreign currency related gains were reclassified from other comprehensive income to other income (expense) for Engeni SA, the Company's former Argentinian subsidiary, which operates in a highly inflationary country.

Fair Value of Financial Instruments

The Company measures the fair value of financial assets and liabilities based on the guidance of ASC 820, *Fair Value Measurements and Disclosures* (''ASC 820''), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an ordinary transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities;

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable; and

Level 3 — inputs that are unobservable.

The carrying value of the Company's financial instruments, such as cash, marketable securities, accounts receivable and accrued liabilities and other liabilities approximate fair values due to the short-term nature of these instruments. The estimated fair value of the Company's convertible notes and warrant liabilities are based on Level 3 inputs. Refer to Note 10 and Note 11, respectively.

Cash and Cash Equivalents and Credit Risk

The Company considers all cash accounts that are not subject to withdrawal restrictions and highly liquid investments with a maturity of three months or less, when purchased, as cash and cash equivalents.

The Company maintains cash with major financial institutions. Cash held at U.S. bank institutions is currently insured by the Federal Deposit Insurance Corporation (''FDIC'') up to $250,000 at each institution. The portion of deposits in excess of FDIC coverage is not protected by such insurance and represents a credit risk to the Company. At times, the Company's deposits exceed this coverage.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, net of an allowance for doubtful accounts. The Company determines the allowance for doubtful accounts based on historical write-off experience, customer specific facts and economic conditions.

Outstanding account balances are reviewed individually for collectability. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Allowance for doubtful accounts was $272,245 and $350,991 at December 31, 2022 and December 31, 2021, respectively.

Management charges account balances against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Long-Lived Assets, Including Definite Lived Intangible Assets

Long-lived assets, other than goodwill and other indefinite-lived intangibles, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets. Definite-lived intangible assets primarily consist of customer relationships, software technology and trade names. For long-lived assets used in operations, impairment losses are only recorded if the asset's carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. The Company measures the impairment loss based on the difference between the carrying amount and the estimated fair value. When an impairment exists, the related assets are written down to fair value.

Goodwill

Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations. Goodwill is not amortized. Instead, it is tested annually for impairment, or more frequently if events occur or circumstances change that would more likely than not reduce its fair value below its carrying amount. All goodwill is reported in the Information and Software reporting unit.

Goodwill is evaluated for impairment annually or whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The qualitative factors considered by Forian may include, but are not limited to, general economic conditions, the Company's outlook, market performance of the Company's industry and recent and forecasted financial performance. Further testing is only required if the entity determines, based on the qualitative assessment, that it is more likely than not that a reporting unit's fair value is less than its carrying amount. Otherwise, no further impairment testing is required. The Company has the option to first assess qualitative factors to determine whether events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount and to determine whether further action is needed. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative impairment test is unnecessary. An impairment charge is recognized when the fair value of the Company's goodwill is less than its carrying amount. No impairment losses have been recognized during the periods presented.

Business Combinations

The Company accounts for its business combinations under the provisions of ASC Topic 805-10, which requires that the purchase method of accounting be used for all business combinations. Assets acquired and liabilities assumed, including non-controlling interests, are recorded at the date of acquisition at their respective fair values. ASC 805-10 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination. Acquisition-related expenses are recognized separately from the business combinations and are expensed as incurred. If the business combination provides for contingent consideration, the Company records the contingent consideration at fair value at the acquisition date and any changes in fair value after the acquisition date are accounted for as measurement-period adjustments. Changes in fair value of contingent consideration resulting from events after the acquisition date, such as earn-outs, are recognized as follows: (i) if the contingent consideration is classified as equity, the contingent consideration is not re-measured and its subsequent settlement is accounted for within equity; or (ii) if the contingent consideration is classified as a liability, the changes in fair value are recognized in earnings.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Topic 606, *Revenue from Contracts with Customers* ("ASC 606").

Under ASC 606, the Company recognizes revenue when (or as) customers obtain control of promised goods or services, in an amount that reflects the consideration which is expected to be received in exchange for those goods or services. The Company recognizes revenue following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenues when (or as) the Company satisfies a performance obligation. The Company applies the provisions of ASC 606 to an arrangement when a substantive contract exists and collectability is probable.

The Company generates revenue from the following categories of offerings: Information and Software subscriptions, Services and Other products.

The Company derives Information and Software revenue primarily from license fees for the Company's information products and subscription revenue for the Company's Software products. Information products contracts are generally for a period of one month to five years. Information products' customers may access data analytics products through the use of tools provided by the Company or by utilizing their own tools per the contract. Data products may consist of historical information as it exists at the time of delivery or information that will be updated over a period of time as agreed with the customer. In most cases, the provision of information products is considered a single performance obligation. In cases where the Company is not obligated to update information over the access period, and control over the use of the products passes to the customer when delivered, revenue is recognized when the information products are made available to the customer. In cases where information updates are provided over the contract term, they are considered highly interrelated with the information product delivered upon contract inception, and revenue is recognized ratably over the life of the contract. Customers are generally invoiced according to monthly, quarterly or annual amounts specified in the contract. Any amounts invoiced in excess of revenue recognized are recorded as deferred revenue. Revenue recognized in excess of amounts invoiced is recorded as a contract asset.

Software revenue is primarily comprised of subscriptions to point of sale and business intelligence products and related hosting services. Subscription revenue is considered a single performance obligation recognized ratably over the term of the contract, beginning when access to the applicable software is provided to the customer. Customers are typically billed at the beginning of each month under agreements, which the customer may cancel with 30 days' notice. When collection of fees occurs in advance of service delivery, revenue recognition is deferred until such services commence. Revenue for implementation fees is recognized as training and installation services are performed.

Services revenues are primarily from fixed price contracts with government agencies where amounts are billed upon completion of the milestones within the contract. Revenue is recognized as the company satisfies its performance obligations under the contract. In the event that a contract does not specifically allocate revenue to the satisfaction of specific performance obligations or milestones, the transaction price is allocated based on the percentage of time spent, or expected to be spent, to meet each performance obligation. Initial customization of the software to meet state specific requirements and the training to appropriately utilize the software are generally recognized upon completion of the customization and acceptance by the state agency. Support and service revenues are then recognized over a predetermined period of time as defined in the contract. Contract renewals may include an annual service fee that is recognized over the time period defined in the contract.

Other revenues are primarily from security monitoring services offerings and the provision of web marketing services. Contracts for these services have a stated transaction price for monthly services and are recognized as the services are provided.

In some cases, contracts provide for variable consideration that is contingent upon the occurrence of uncertain future events, which can either increase or decrease the transaction price, including sales of products by customers derived from data analytics products the Company provides. Variable consideration based on sales of products by customers is recognized in the period of sales, subject to minimum amounts specified in contracts. Variable consideration is estimated at the expected value or at the most likely amount depending on the type of consideration. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The estimate of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to the Company and reevaluated each reporting period. The effect of revisions in recognized estimated variable consideration in excess of minimums are recorded beginning in the period in which the estimates are revised. Actual results could differ from periodic estimates.

Significant judgments and estimates are sometimes necessary for the determination of whether performance obligations in a contract are distinct and whether they are delivered at a point in time or over time. Judgement is also necessary to assess revenue recognized under contingent revenue arrangements.

Contract acquisition costs, which consist of sales commissions paid or payable, are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for initial and renewal contracts are deferred and then amortized on a straight-line basis over the contract term.

During November 2020, the Company entered into a Master Services Agreement (the "November 2020 Agreement") with a customer to provide information services described in certain statements of work under the November 2020 Agreement. As part of the November 2020 Agreement, the Company was granted shares of restricted stock representing approximately 23.4% of the outstanding stock of the customer, vesting in quarterly increments specified in the November 2020 Agreement through December 2023. Concurrently, the Company entered into a Stockholders Agreement specifying its voting and other rights as a stockholder. As a result, the Company determined that it does not exert influence over the customer. ASC 606-10-32-21 requires an entity to measure the fair value of noncash consideration at contract inception. The fair value of the restricted stock was determined to be $0 on the date of inception. The Company recorded revenue from the customer of $1,887,605 and $1,186,000 for the years ended December 31, 2022 and 2021, respectively.

Contract assets and deferred revenues consist of the following as of December 31, 2022:

| | Contract Assets | | | Contract Liability |
	Costs of obtaining contracts	Unbilled revenue	Total	Deferred Revenue
Balance at January 1, 2021	$ 53,784	$ 142,917	$ 196,701	$ 158,884
Acquired from Helix	—	20,128	20,128	320,936
Acquired balances recognized during period	—	(20,128)	(20,128)	(263,787)
Beginning deferred revenue balance recognized during the period	—	—	—	(158,884)
Net change due to timing of billings, payments and recognition	16,494	843,696	860,190	919,119
Balance at December 31, 2021	70,278	986,613	1,056,891	976,268
Beginning deferred revenue balance recognized during the period	—	—	—	(972,417)
Net change due to timing of billings, payments and recognition	87,738	1,108,329	1,196,067	3,074,854
Balance at December 31, 2022	$158,016	$2,094,942	$2,252,958	$3,078,705

Transaction price allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods. The majority of the Company's noncurrent remaining performance obligations will be recognized over the next 36 months.

The transaction price allocated to remaining performance obligations consisted of the following:

	December 31, 2022	December 31, 2021
Estimated next twelve months.....................................	$16,224,318	$ 8,525,736
Thereafter	22,255,361	11,424,934
Total	$38,479,679	$19,950,670

The Company's disaggregated revenue categories as of December 31, 2022 and 2021 are as follows:

| | For the Years Ended December 31, | |
	2022	2021
Healthcare Information...	$16,418,142	$ 7,138,907
Software Subscriptions...	9,767,803	7,813,340
Services...	1,545,656	1,122,528
Other..	274,256	804,940
Total	$28,005,857	$16,879,715

Segment Information

FASB ASC 280, *Segment Reporting* ("ASC 280"), establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the chief executive officer, who reviews the financial performance and the results of operations of the segments prepared in accordance with U.S. GAAP when making decisions about allocating resources and assessing performance of the Company.

Customer Concentration

The Company did not have any customers that exceeded 10% of total revenue for the year ended December 31, 2022 or 2021.

Concentration of Vendors

The Company licenses certain information assets from third parties as a key input to certain Information and Software products. While information licensing fees represented less than 10% of the Company's operating expenses for the year ended December 31, 2022 and 2021, any disruption associated with these suppliers could have a material short-term impact on the business while alternate sources are secured.

During the year ended December 31, 2022, the Company had two vendors representing 17% and 17% of purchases for outside development and cloud computing services, respectively. During the year ended December 31, 2021, the Company had one vendor representing 12% of purchases for outside development and cloud computing services.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation, which is recorded commencing at the in-service date using the straight-line method at rates sufficient to charge the cost of depreciable assets to operations over their estimated useful lives, which are 1 to 7 years. Maintenance and repairs are charged to operations as incurred.

The Company reviews for the impairment of long-lived assets annually and whenever events and or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Such indicators include, among others, the nature of the asset, the projected future economic benefit of the asset, historical and future cash flows and profitability measurements. An impairment loss would be recognized when the value of the undiscounted estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying value. There were no impairment losses recognized during the years ended December 31, 2022 and 2021.

Software Development Costs

The Company accounts for costs incurred in the development of computer software in accordance with ASC Subtopic 350-40, *Intangibles – Goodwill and Other – Internal-Use Software* and ASC Subtopic 985-20, *Software –Costs of Software to be Sold, Leased or Marketed*. Product development costs are primarily related to Company personnel and contractors for design and evaluating software development, testing, bug fixes, and other maintenance activities. Product development costs incurred in the application development stage for internal use software are subject to capitalization and subsequent amortization, and possible impairment. The Company begins to capitalize these costs when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software would be used as intended. Capitalization ceases upon completion of all substantial testing. Such costs are amortized when placed in service, on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. Product development costs not pertaining to the application development stage are expensed as incurred. The Company capitalized software development costs of $1,624,991 and $1,360,836 during the years ended December 31, 2022 and 2021, respectively.

Contingencies

Occasionally, the Company may be involved in claims and legal proceedings arising from the ordinary course of its business. The Company records a provision for a liability when it believes that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. If these estimates and assumptions change or prove to be incorrect, it could have a material impact on the Company's condensed consolidated financial statements. Contingencies are inherently unpredictable, and the assessments of the value can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions.

Advertising

Advertising costs are expensed as incurred and included in sales and marketing expenses and amounted to $125,981 and $65,293 for the years ended December 31, 2022 and 2021, respectively.

Net Loss per Share

Net loss per share of common stock is computed by dividing net loss by the weighted average number of common shares outstanding during the period. At December 31, 2022, the Company had potentially dilutive securities that could be exercised or converted into common stock. Refer to Note 14 for the Company's disclosure on such potential dilution. Further, as the Company has incurred net losses for the years ended December 31, 2022 and 2021, respectively, the diluted loss per share is the same as basic loss per share for the periods presented.

Distinguishing Liabilities from Equity

The Company relies on the guidance provided by ASC Topic 480, Distinguishing Liabilities from Equity and ASC 815-40, *Derivatives and Hedging: Contracts in Entity's Own Equity* ("ASC 815-40"), to classify certain redeemable and/or convertible instruments. The Company first determines whether a financial instrument should be classified as a liability. The Company will determine the liability classification if the financial instrument is mandatorily redeemable, or if the financial instrument, other than outstanding shares, embodies a conditional obligation that the Company must or may settle by issuing a variable number of its equity shares.

Once the Company determines that a financial instrument should not be classified as a liability, the Company determines whether the financial instrument should be presented between the liability section and the equity section of the balance sheet ("temporary equity"). The Company will determine temporary equity classification if the redemption of the financial instrument is outside the control of the Company (i.e. at the option of the holder). Otherwise, the Company accounts for the financial instrument as permanent equity.

Initial Measurement

The Company records its financial instruments classified as liability, temporary equity or permanent equity at issuance at the fair value, or cash received.

Subsequent Measurement – Financial instruments classified as liabilities

The Company records the fair value of its financial instruments classified as liabilities at each subsequent measurement date. The changes in fair value of its financial instruments classified as liabilities are recorded as other expense/income.

Stock-based Compensation

The Company's 2020 Equity Incentive Plan ("2020 Plan") permits the grant of stock options, restricted stock awards and/or restricted stock units. A total of 4,000,000 shares of Company common stock were originally authorized and reserved for issuance under the 2020 Plan. On June 15, 2022, the Company's stockholders approved an amendment to the 2020 Plan, which amended the Plan to increase the number of shares available for issuance by 2,400,000 shares to a total of 6,400,000 shares. Stock options represent the right to purchase Company common stock at the exercise price on the date of grant of the stock option at a future date. Restricted stock awards are grants of shares of Company common stock. Restricted stock units represent the right to receive shares of Company common stock on future specified dates. Stock options, restricted stock awards and restricted stock units granted contain restrictions that cause them to be subject to substantial risk of forfeiture and restrict their exercise, sale or other transfer by the grantee until they vest. The terms of the stock options, restricted stock awards and units granted under the 2020 Plan are determined by the Board of Directors in the agreement evidencing the award, including the number of shares, period of restriction or vesting schedule and other terms. The fair value of the stock options, restricted stock awards and restricted stock units is based on the underlying grant date fair value of Company common stock. The fair value is then expensed over the requisite service periods of the awards, net of forfeitures, which is generally the service period and the related amount is recognized in the condensed consolidated statements of operations.

Income Taxes

MOR was organized as a limited liability company and became a wholly owned subsidiary of the Company upon completion of the Merger with Helix on March 2, 2021. As a result, the Company was treated as a partnership for federal and state income tax purposes through March 2, 2021. Accordingly, the Company's taxable income, deductions, assets and liabilities are reported by the members on their respective income tax returns. Therefore, no provision for federal or state income tax has been made by the Company for all business activity from its inception through March 2, 2021.

After March 2, 2021, the Company accounts for income taxes in accordance with FASB ASC 740 ("ASC 740"). Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Tax contingencies are recorded, if needed, to address potential exposure involving tax positions the Company has taken that could be challenged by tax authorities. These potential exposures could result from applications of various statutes, rules, regulations and interpretations. Any estimates of tax contingencies contain assumptions and judgments about potential actions by taxing jurisdictions. Any interest and penalties related to uncertain tax positions would be included as part of the income tax provision. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of or changes in tax laws, regulations and interpretations thereof as well as other factors.

The Company recorded a provision for state taxes of $23,980 and $22,511 for the years ended December 31, 2022 and 2021, respectively.

Gain on Sale of Businesses, Net

On March 3, 2022, the Company sold certain assets, consisting of customer contracts, accounts receivable, and other property related to its security monitoring services for $225,575 resulting in a gain of $202,159, which is included in operating expenses in the consolidated statements of operations for the year ended December 31, 2022. On October 31, 2022, the Company sold 100% of its equity interest in Engeni, LLC for a note with payments of up to $100,000 if certain conditions are met. The Company has not recognized any value in connection with the note consideration because, as of the reporting date, it is not probable that any such conditions will be met. The sale resulted in a loss of $169,228, which is included in operating expenses in the consolidated statements of operations.

Separation Expenses

During March 2022, the Company transferred certain development activities from its Engeni SA subsidiary to outsourced development facilities. As a result, the Company incurred $194,814 in severance and related costs which were recorded in operating expenses in March 2022.

On March 2, 2022, the Company and two advisors agreed not to renew special advisor agreements between the advisors and the Company. The advisors were the former chief executive officer and chief financial officer of Helix who were granted stock options in conjunction with their respective advisory agreements that were entered into upon the completion of the Helix acquisition. The Company and the advisors mutually agreed not to renew the advisory agreements. The services provided by these advisors included transition planning and consulting services related to integration of the business operations of Helix and Forian. Per the terms of the agreements, options to purchase 366,166 shares of common stock will continue to vest according to their original terms through March 2, 2023, and unvested stock options to purchase 732,332 shares of common stock were forfeited. The advisors are not required to perform services to the Company beyond the non-renewal date of March 2, 2022. As a result, the Company recorded $5,417,043 of stock compensation expenses related to the options that will vest over the twelve months ending March 2, 2023 during March 2022.

During October 2022, the Company realigned its human resources incurring $206,770 of severance expenses related to the departure of seven employees, and suspended the development of certain software projects with a third-party developer.

Foreign Currency Related Gains, Net

Foreign currency related gains, net resulted from foreign currency transactions and translation gains related to our former Engeni SA subsidiary.

Recent Accounting Pronouncements

In October 2021, the FASB issued Accounting Standards Update No. 2021-08, *Accounting for Contract Assets and Contract Liabilities from Contracts with Customers* ("ASU 2021-08"). The FASB issued ASU 2021-08 to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to recognition of an acquired contract liability and payment terms and their effect on subsequent revenue recognized by the acquirer. The amendment is effective for financial statements for interim and annual periods beginning after December 15, 2022. The adoption of this standard is not expected to have a material impact on the condensed consolidated financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

Note 4   BUSINESS COMBINATION

On March 2, 2021, pursuant to the Merger and the Merger Agreement, Forian acquired 100% of the issued and outstanding capital stock, options and warrants of Helix.

The total purchase consideration for the Merger was $18,454,784. The purchase consideration is equal to the product of (i) the total outstanding Helix common shares and common share equivalents for in-the-money warrants to purchase Helix common stock and vested stock options multiplied by the merger exchange ratio of 0.05 shares of Company common stock for 1 share of Helix common stock and (ii) $2.158 per share, which represented the fair value of Company common stock on the acquisition date.

The Merger was accounted for as a business combination in accordance with ASC 805. The Company has determined fair values of the assets acquired and liabilities assumed in the Merger.

The following table summarizes the purchase price allocations relating to the Merger:

Total purchase price	$18,454,784
Assets acquired:	
Cash	1,310,977
Accounts receivable, net	488,453
Prepaid expenses	215,064
Contract assets	20,128
Other assets	450,000
Property and equipment	146,559
Software Technology	5,279,000
Trade Names and Trademarks	386,000
Customer Relationships	5,269,000
Right of use assets	1,082,684
Deposits and other assets	58,950
Total assets acquired	$14,706,815
Liabilities assumed:	
Accounts payable	$ 681,879
Accrued expenses	1,972,663
Short-term lease liabilities	295,364
Deferred revenues	320,936
Warrant liability	1,247,715
Notes payable and financing arrangements	20,801
Other long-term liabilities	812,045
Total liabilities assumed	$ 5,351,403
Estimated fair value of net assets acquired:	$ 9,355,412
Goodwill	$ 9,099,372

The estimates for useful lives of the identified intangibles are 8 years for Trade Names and Trademarks, 5 years for Customer Relationships and 2 and 7 years for Software Technology Intangibles with a weighted average useful life of 5.47 years.

Transaction costs incurred in connection with the Business Combination amounted to $0 and $1,210,279 for the years ended December 31, 2022 and 2021, respectively.

Unaudited Pro Forma Financial Information

The following table represents the revenue, net loss and loss per share effect of the acquired company, as reported on a pro forma basis as if the acquisition occurred on January 1, 2020. These pro forma results are not necessarily indicative of the results that would have occurred if the acquisition had occurred on the first day of the periods presented, nor does the pro forma financial information purport to represent the results of operations for future periods.

Description	For the Year Ended December 31, 2021
Revenues	$ 18,888,627
Net loss	$(29,294,958)
Net loss per share:	
Basic and diluted-as pro forma (unaudited)	$ (0.95)

The pro forma financial information for all periods presented above has been calculated after adjusting the results of the Company and Helix to reflect the business combination accounting effects resulting from this acquisition, including the amortization expense from acquired intangible assets included in the pro forma financial information presented above. The Forian historical condensed consolidated financial statements have been adjusted in the pro forma combined financial statements to give effect to pro forma events that are directly attributable to the business combination and factually supportable. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the periods presented.

Note 5   MARKETABLE SECURITIES

Marketable securities are stated at estimated fair value based upon current market quotes (level 1 inputs) and are classified as available-for-sale. Realized gains and losses are included in investment income. Unrealized gains and losses are immaterial and therefore the Company has presented such amounts within Investment income in the Statement of Operations. The Company invests in short-term U.S. Treasuries and money market mutual funds. As of December 31, 2022 and 2021, the fair value of these investments approximated cost.

Note 6   PREPAID EXPENSES AND OTHER CURRENT ASSETS

The Company has various agreements which require upfront and periodic payments. The Company records the expenses related to these agreements ratably over the annual terms. As of December 31, 2022 and December 31, 2021, the Company's balance sheet reflected other prepaid expenses of $966,809 and $1,017,927, respectively, primarily relating to various software licenses and insurance policies with durations ranging from 3 months to 1 year.

Included in other current assets as of December 31, 2022 are amounts receivable from employees totaling $387,338.

Note 7   PROPERTY AND EQUIPMENT, NET

As of December 31, 2022 and December 31, 2021, property and equipment were comprised of the following:

	December 31, 2022	December 31, 2021
Personal computing equipment	$ 204,330	$ 131,137
Furniture and equipment	77,153	119,381
Software development costs	2,985,827	1,338,044
Vehicles	—	25,876
Total	3,267,310	1,614,438
Less: Accumulated depreciation	(691,904)	(82,479)
Property and equipment, net	$2,575,406	$1,531,959

Depreciation and amortization expense for the years ended December 31, 2022 and 2021 was $617,200 and $102,222, respectively. Included in such totals are software amortization costs of $541,364 and $22,792 for the years ended December 31, 2022 and 2021, respectively.

Note 8   INTANGIBLE ASSETS, NET

The following tables summarize the Company's intangible assets as of December 31, 2022 and December 31, 2021:

	Estimated Useful Life (Years)	Gross Carrying Amount at December 31, 2021	Accumulated Amortization	Net Book Value at December 31, 2022
Customer Relationships	5	$ 5,269,000	$(1,927,612)	$3,341,388
Software Technology	2	1,170,000	(1,069,295)	100,705
Software Technology	7	4,109,000	(1,073,027)	3,035,973
Tradenames and Trademarks	8	386,000	(88,225)	297,775
		$10,934,000	$(4,158,159)	$6,775,841

	Estimated Useful Life (Years)	Gross Carrying Amount at March 2, 2021	Accumulated Amortization	Net Book Value at December 31, 2021
Customer Relationships	5	$ 5,269,000	$ (872,501)	$4,396,499
Software Technology	2	1,170,000	(484,355)	685,645
Software Technology	7	4,109,000	(486,011)	3,622,989
Tradenames and Trademarks	8	386,000	(39,949)	346,051
		$10,934,000	$(1,882,816)	$9,051,184

The Company uses the straight-line method to determine the amortization expense for its definite lived intangible assets. Amortization expense related to the purchased intangible assets was $2,275,343 and $1,882,816 for the years ended December 31, 2022 and 2021, respectively.

The estimated future amortization expense for the next five years and thereafter is as follows:

Years Ending December 31,	Future amortization expense
2023	1,789,695
2024	1,689,050
2025	1,689,050
2026	815,256
2027	635,250
Thereafter	157,540
Total	$6,775,841

Note 9   ACCRUED EXPENSES

As of December 31, 2022 and December 31, 2021, accrued expenses were comprised of the following:

	December 31, 2022	December 31, 2021
Accrued salary, commission and bonus	$2,341,955	$2,046,584
Accrued expenses	2,086,814	2,021,525
Total	$4,428,769	$4,068,109

Note 10 WARRANT LIABILITY

In conjunction with the Merger, outstanding warrants to purchase Helix common stock were converted to warrants to purchase Company common stock. As the warrant holders have the option to receive cash in lieu of common stock in certain circumstances, the Company determined that the warrants require classification as a liability pursuant to ASC 815-40. In accordance with the applicable accounting guidance, the outstanding warrants are recognized as a warrant liability on the condensed consolidated balance sheet and were measured at their inception date fair value (the closing date of the Merger) and subsequently re-measured at each reporting period with changes being recorded in the condensed consolidated statement of operations. As of December 31, 2022 and 2021, the Company had 92,058 and 97,058 warrants outstanding classified as liabilities, respectively.

The fair value of the Company's warrant liability was calculated using the Black-Scholes model and the following Level 3 inputs:

	As of December 31, 2022	As of December 31, 2021
Fair value of company's common stock	$2.73	$9.02
Dividend yield	0%	0%
Expected volatility	76% - 92%	118% - 149%
Risk free interest rate	4.34% - 4.75%	0.06% - 0.97%
Expected life (years)	0.91	1.82
Exercise price	$8.00 - $28.00	$8.00 - $28.00
Fair value of financial instruments - warrants	$4,547	$369,234

The change in fair value of the financial instruments – warrants, measured at Level 3 in the fair value hierarchy, is as follows:

	Amount
Balance as of January 1, 2022	$ 369,234
Change in fair value of warrant liability	(364,687)
Balance as of December 31, 2022	$ 4,547

	Amount
Balance as of January 1, 2021	$ —
Fair value of warrant liability assumed in connection with Helix Merger	1,247,715
Change in fair value of warrant liability	(878,481)
Balance as of December 31, 2021	$ 369,234

Note 11 CONVERTIBLE NOTES

	December 31, 2022	December 31, 2021
Principal outstanding	$24,000,000	$24,000,000
Add: accrued interest	1,120,767	280,000
Less: unamortized debt issuance costs	(14,220)	(19,552)
Convertible note payable, net of debt issuance costs	$25,106,547	$24,260,448

On September 1, 2021, the Company entered into a Note Purchase Agreement with certain accredited investors and a director of the Company, pursuant to which the Company issued at 100% of par value $24,000,000 in aggregate principal balance of 3.5% Convertible Promissory Notes due September 1, 2025 (the "Notes"), convertible into (i) shares of Company common stock, and (ii) warrants to purchase shares of Company common stock equal to 20% of the principal amount of the Notes divided by the conversion price of the Notes (the "Warrants"). The Notes will mature on the fourth-year anniversary of the date of issuance, which time is also the termination date of the Warrants if issued. The conversion price of the Notes and the exercise price of the Warrants is $11.98 per share, which was the consolidated closing bid price of the Company common stock as reported by Nasdaq on August 31, 2021, the most recently completed trading day preceding the Company entering into the Note Purchase Agreement with investors with respect to the Notes. The holders of the Notes may, at any time, convert all or a portion of the Notes plus accrued interest (subject to a minimum principal amount of $100,000) at the conversion price. The Company may redeem all or a portion of any Notes then outstanding at any time after the first anniversary of issuance at a price of 112.5% of par value plus accrued interest. In the event of a change of control of the Company, the Company may redeem all Notes then outstanding at a price of 108% of par value plus accrued interest. Interest expense on the Notes is payable upon maturity or earlier redemption unless the Notes are converted prior to such time. In the event the holders of the Note convert all or a portion of the Notes, the related accrued interest is converted at the conversion price. Interest expense related to the Notes was $840,767 and $280,000 for the years ended December 31, 2022 and 2021, respectively.

The Company evaluated the embedded features in accordance with ASC 815-15-25 and determined embedded features are all clearly and closely related to the debt host instrument and therefore are not required to be bifurcated and separately measured at fair value. The Warrants were not issued in connection with the Notes, and issuance of the Warrants is contingent upon conversion of the Notes at the option of the Holder, therefore no portion of the proceeds are allocated to the Warrants.

The Company did not elect the fair value measurement option for the Notes. The estimated fair value of the Notes was $21,450,000 and $22,258,000 for the years ended December 31, 2022 and 2021, respectively.

The fair value of the Notes was calculated using the present value of the Notes and the estimated fair value of the conversion option calculated using the Black-Scholes model and the following Level 3 inputs:

	As of December 31, 2022	As of December 31, 2021
Fair value of company's common stock	$2.73	$9.02
Dividend yield	0%	0%
Expected volatility	84.0%	86.0%
Risk Free interest rate	4.30%	1.10%
Expected life (years)	2.67	3.67
Exercise price	$11.98	$11.98

The Company incurred debt issuance costs associated with the Notes in the amount of $21,330, which will be deferred and amortized over the term of the Notes. During the years ended December 31, 2022 and 2021, the Company recognized $5,332 and $1,778 in amortization of debt issuance costs, respectively.

Note 12 STOCK-BASED COMPENSATION

Restricted Stock Awards and Restricted Stock Units

Unvested equity interests of MOR were converted into restricted Company common stock based upon the exchange ratio of 1.7776 shares of Company common stock for each 1 MOR unit, subject to any adjustments required under the Contribution Agreement. The information regarding the 2020 Plan below is presented as though the combination occurred as of the beginning of the periods presented.

	Number of Restricted Shares and Units	Weighted Average Grant Date Fair Value Per Share
Unvested at January 1, 2021	1,699,676	$ 1.28
Issued	454,000	11.71
Vested	(907,545)	0.03
Canceled	(100,000)	12.18
Unvested at December 31, 2021	1,146,131	3.28
Issued	—	—
Vested	(474,768)	2.60
Canceled	(120,105)	0.59
Unvested at December 31, 2022	551,258	$ 4.48

The 551,258 of unvested awards at December 31, 2022 consists of 210,748 restricted stock units and 340,510 shares of restricted stock. Vested shares include 21,700 shares which were retired by the Company to fulfill payroll tax obligations. The 1,146,131 of unvested awards at December 31, 2021 consisted of 326,750 restricted stock units and 819,381 shares of restricted stock.

Stock Options

As part of the Merger (see Note 4), the Company assumed the Helix TCS, Inc. Omnibus Stock Incentive Plan and the Bio-Tech Medical Software, Inc. 2014 Stock Incentive Plan, each as amended, pursuant to which options exercisable at prices between $2.00 and $51.80 per share for 455,089 shares of Company common stock were outstanding. The value attributable to service subsequent to the Merger is recognized as compensation cost by the Company.

The fair value of the stock options was estimated using the Black-Scholes option pricing model, and the assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgement. The assumptions at December 31, 2022 and December 31, 2021 are as follows:

	December 31, 2022	December 31, 2021
Exercise Price	$2.00 to $51.80	$2.00 to $51.80
Fair value of Company common stock	$2.98 to $15.61	$7.85 to $22.90
Dividend yield	0%	0%
Expected volatility	83% to 188%	117% to 188%
Risk Free interest rate	0.27% to 4.52%	0.27% to 1.59%
Expected life (years) remaining	0.01 to 9.62	0.84 to 10.00

Stock option activity for the years ended December 31, 2022 and 2021 is as follows:

	Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2021	—	$ —	—
Options assumed in Helix Merger	455,089	$15.13	3.24
Granted	3,893,714	$12.73	9.31
Exercised	(29,937)	$ 6.03	1.02
Forfeited and expired	(271,893)	$ 7.31	6.65
Outstanding at December 31, 2021	4,046,973	$14.25	8.75
Granted	1,203,250	$ 4.02	9.14
Exercised	(33,334)	$ 2.47	2.55
Forfeited and expired	(1,233,081)	$13.87	8.12
Outstanding at December 31, 2022	3,983,808	$10.53	8.23
Vested options at December 31, 2022	1,844,890	$13.51	8.57

The weighted average exercise price and remaining contractual life of exercisable options as of December 31, 2022 is $13.51 and 8.57 years, respectively. The total aggregate intrinsic value of the exercisable options as of December 31, 2022 was approximately $25,124.

Stock Compensation Expense

The weighted-average grant date fair value per share for the stock options granted was $3.62 and $11.95 for the years ended December 31, 2022 and 2021, respectively.

On March 2, 2022, the Company and the former chief executive officer and the former chief financial officer of Helix mutually agreed not to renew special advisor agreements between the advisors and the Company. Per the terms of the agreements, options to purchase 366,166 shares of common stock will continue to vest according to their original terms through March 2, 2023, and unvested stock options to purchase 732,332 shares of common stock were forfeited. The advisors are not required to perform services to the Company beyond the non-renewal date of March 2, 2022. As a result, the Company recorded $5,417,043 of stock compensation expenses related to the options that will vest over the twelve months ending March 2, 2023 during March 2022.

At December 31, 2022, the total unrecognized stock compensation expense related to unvested stock option awards and restricted stock awards and restricted stock units granted was $14,367,828, which the Company expects to recognize over a weighted-average period of approximately 2.75 years. Stock compensation expense for the years ended December 31, 2022 and 2021 is as follows:

	For the Years Ended December 31,	
	2022	2021
Services	$ 150,696	$ 36,013
Research and development	449,835	136,936
Sales and marketing	409,076	451,846
General and administrative	6,883,938	8,675,648
Separation expenses	5,417,043	—
Total	$13,310,588	$9,300,443

Total intrinsic value of options exercised in the year ended December 31, 2022 was $26,472. The total fair value of restricted shares vested during the year ended December 31, 2022 was $2,325,666.

Note 13 STOCKHOLDERS' EQUITY

The Condensed Consolidated Statement of Stockholders' Equity reflects the exchange of MOR Members Equity for Company common stock as of the beginning of the periods presented. See Note 2.

All of MOR's Class A, Class B vested profit interests' units, Series S, Series S-1, and vested Restricted Class B units were converted to Company common stock on March 2, 2021 based upon the exchange ratio of 1.7776 shares of Company common stock to 1 MOR member unit, subject to adjustment pursuant to the Contribution Agreement. Unvested Class B profit interest units, unvested restricted Class B units and options to acquire Restricted Class B Units were converted to unvested restricted Company common stock on March 2, 2021 based upon the exchange ratio of 1.7776 shares of Company common stock to 1 MOR member unit, subject to adjustment pursuant to the Contribution Agreement. The applicable vesting provisions of such MOR units carried over to the restricted Company common stock.

In March 2021, the Company issued warrants to purchase 17,031 shares of Company common stock at a per-share purchase price equal to $0.01. The warrants terminate after a period of 2 years from the issuance date. The warrants were issued in exchange for services provided with a fair value of $389,976 included in transaction related expenses for the year ended December 31, 2021. On August 24, 2022, all 17,031 warrants were exercised in a cashless exercise. As a result, 16,990 shares of the Company's common stock were issued upon exercise of the warrants.

On April 16, 2021, the Company raised proceeds of $11,968,652, net of transaction expenses of $31,348, resulting from the sale of 1,191,743 shares of Company common stock at an average purchase price equal to $10.21 per share to a select group of institutional and accredited investors. Investors included both unaffiliated investors as well as directors of the Company. Directors purchased 560,461 shares of common stock at a purchase price of $11.33 per share, which amount represented the consolidated closing bid price of Company common stock as reported by the Nasdaq on April 9, 2021, the last trading day prior to execution of the securities purchase agreement. Unaffiliated investors purchased 631,282 shares of Company common stock at a purchase price of $8.95 per share, which price was negotiated on April 9, 2021, and represents an approximately 15% discount to the preceding day's volume weighted average price.

See Note 4 for additional details on shares issued pursuant to the Merger.

Note 14 NET LOSS PER SHARE

The following table sets forth the computation of the basic and diluted net loss per share:

| | For the Years Ended December 31, | |
	2022	2021
Net loss attributable to common shareholders	$(25,971,971)	$(26,551,105)
Net loss per share attributable to common shareholders:		
Basic	$ (0.81)	$ (0.90)
Diluted	$ (0.81)	$ (0.90)
Weighted average common shares outstanding:		
Basic	32,031,096	29,527,608
Diluted	32,031,096	29,527,608

The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted net loss per share because their inclusion would be anti-dilutive:

| | As of December 31, | |
	2022	2021
Potentially dilutive securities:		
Warrants	102,056	124,087
Stock options	3,983,808	4,046,973
Convertible notes	2,497,560	2,427,379
Unvested Restricted Stock Awards and Units	551,258	1,146,131
Total	7,134,682	7,744,570

Note 15 RELATED PARTY TRANSACTIONS

Adam Dublin, Chief Strategy Officer, was previously a consultant for a current vendor of the Company. Mr. Dublin's consultancy with the vendor ended on December 11, 2020 and the parties have agreed not to renew the consulting agreement. Pursuant to Mr. Dublin's consulting agreement with the vendor, Mr. Dublin received payments from the vendor for the years ended December 31, 2022 and 2021 of $467,324 and $419,736, respectively.

On April 16, 2021, the Company raised net proceeds of $11,968,652 resulting from the sale of Company common stock to a select group of institutional and accredited investors, which included directors of the Company. See Note 13 for additional information.

On September 1, 2021, the Company issued at 100% of par value $24,000,000 in aggregate principal balance of 3.5% Convertible Promissory Notes due 2025 convertible into (i) shares of Company common stock, and (ii) warrants to purchase shares of Company common stock equal to 20% of the principal amount of the Notes divided by the conversion price to a select group of institutional and accredited investors, which included a director of the Company who holds $6,000,000 of the Notes. See Note 11 for additional information.

Note 16 SEGMENT RESULTS

The Company provides innovative software and information solutions and proprietary predictive analytics to optimize the operational, clinical and financial performance of its customers within the healthcare and cannabis industries.

ASC 280 requires that public companies report profits and losses and certain other information on their "reportable operating segments" in their annual and interim financial statements. The internal organization used by the public company's Chief Operating Decision Maker (CODM) to assess performance and allocate resources determines the basis for reportable operating segments. The Company's CODM is the Chief Executive Officer. The CODM evaluates financial performance based on Revenues and Operating Income. The CODM does not review assets by operating segment for the purposes of assessing performance or allocated resources.

The Company has three operating and reportable segments, which are consistent with its reporting units as follows:

The "Information and Software" segment licenses information and software products to customers. Revenues in this segment are currently derived from customers in the healthcare or cannabis industries; however, the Company's information may be licensed to other customer segments as the Company leverages its analytics platform.

The "Services" segment provides implementation, support and training on a contractual basis to customers. Revenues in this segment are primarily generated from the operation of cannabis related "seed to sale" traceability platforms for government entities.

The "Other" segment consists of certain other business operations, primarily in security and marketing services.

The following represents selected information for the Company's reportable segments:

	Year Ended December 31,	
	2022	2021
Information and Software		
Revenue	$ 26,185,945	$ 14,952,247
Costs and expenses	28,437,463	26,412,188
Loss from operations	$ (2,251,518)	$(11,459,941)
Total other income/(expense)	—	—
Loss before income taxes	$ (2,251,518)	$(11,459,941)
Services		
Revenue	$ 1,545,656	$ 1,122,528
Costs and expenses	1,167,691	1,182,834
Income (loss) from operations	$ 377,965	$ (60,306)
Total other income/(expense)	—	—
Income (loss) before income taxes	$ 377,965	$ (60,306)
Other		
Revenue	$ 274,256	$ 804,940
Costs and expenses	675,114	1,079,144
Loss from operations	$ (400,858)	$ (274,204)
Total other income/(expense)	50	(787)
Loss before income taxes	$ (400,808)	$ (274,991)
Centrally Managed Costs		
Revenue	$ —	$ —
Costs and expenses	23,813,320	15,822,306
Loss from operations	$(23,813,320)	$(15,822,306)
Total other income/(expense)	139,690	1,088,950
Loss before income taxes	$(23,673,630)	$(14,733,356)
Income tax expense	(23,980)	(22,511)
Net loss	$(23,697,610)	$(14,755,867)
Totals		
Revenue	$ 28,005,857	$ 16,879,715
Costs and expenses	54,093,588	44,496,472
Loss from operations	$(26,087,731)	$(27,616,757)
Total other income/(expense)	139,740	1,088,163
Loss before income taxes	$(25,947,991)	$(26,528,594)
Income tax expense	(23,980)	(22,511)
Net loss	$(25,971,971)	$(26,551,105)

Approximately 99% and 98% of the Company's revenues were attributable to customers in the United States for the years ended December 31, 2022 and 2021, respectively.

Note 17 INCOME TAXES

The Company accounts for income taxes under FASB ASC 740 ("ASC 740"). Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

For financial reporting purposes, the Company's consolidated loss before income taxes for the U.S. and foreign entities, in the aggregate, is as follows:

| | For the Year Ended December 31, | |
	2022	2021
United States	$(25,777,526)	$(26,398,610)
Foreign	(170,465)	(129,984)
Total loss before provision for income taxes	$(25,947,991)	$(26,528,594)

The income tax expense or benefit consisted of the following for the period ending December 31, 2022:

| | For the Year Ended December 31, | |
	2022	2021
Current:		
Federal	$ —	$ —
State	23,980	22,511
Foreign	—	—
	$23,980	$22,511
Deferred:		
Federal	—	—
State	—	—
Foreign	—	—
	—	—
Total	$23,980	$22,511

The reconciliation between the Company's effective tax rate on income from continuing operations and statutory tax rate for the years ended December 31, 2022 and 2021 is as follows:

| | For the Year Ended December 31, | |
	2022	2021
Income tax expense (benefit) at federal statutory rate	21.0%	21.0%
Nondeductible/nontaxable items	0.25%	0.01%
Loss from LLC Period	—	(1.52)%
Stock based compensation	0.66%	2.01%
State taxes	6.52%	6.10%
Rate change	(0.86)%	0.63%
Deferred true-up and other	(1.04)%	(0.17)%
Valuation allowance	(26.62)%	(28.14)%
Income tax expense	(0.09)%	(0.08)%

The Global Intangible Low-Taxed Income ("GILTI") provisions of the Tax Reform Act, enacted on December 22, 2017, require the Company to include in its U.S. income tax return foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary's tangible assets. An accounting policy election is available to either account for the tax effects of GILTI in the period that is subject to such taxes or to provide deferred taxes for book and tax basis differences that upon reversal may be subject to such taxes. In accordance with FASB guidance, the Company's policy will be to recognize GILTI in the period it arises, and it will not recognize a deferred charge with regard to GILTI. The Company concluded it was not subject to GILTI in 2022 and as such there was no impact from GILTI included in its 2022 provision.

Effective for tax years beginning after December 31, 2021, taxpayers are required to capitalize any expenses incurred that are considered incidental to research and experimentation ("R&E") activities under IRC Section 174. While taxpayers historically had the option of deducting these expenses under IRC Section 174, the December 2017 Tax Cuts and Jobs Act mandates capitalization and amortization of R&E expenses for tax years beginning after December 31, 2021. Expenses incurred in connection with R&E activities in the U.S. must be amortized over a 5-year period if incurred, and R&E expenses incurred outside the U.S. must be amortized over a 15-year period. R&E activities are broader in scope than qualified research activities that are considered under IRC Section 41 (relating to the research tax credit).

For the year ended December 31, 2022, the Company performed an analysis based on available guidance and determined that it will continue to be in a loss position even after the required capitalization and amortization of its R&E expenses. The Company will continue to monitor this issue for future developments, but it does not expect R&E capitalization and amortization to require it to pay cash taxes now or in the near future.

The following items comprise the Company's net deferred tax assets and liabilities as of December 31, 2022:

	As of December 31,	
Net deferred tax assets and liabilities	2022	2021
Deferred tax assets		
Allowance for doubtful accounts	$ 93,429	$ 94,027
Reserves	48,558	
Other accruals	387,426	499,739
Deferred Revenue	126,622	81,423
Stock Compensation	5,748,580	2,492,471
Lease liability	171,223	231,335
Capitalized Sec. 174 Expenses	714,991	—
Net operating loss carry forwards	12,146,807	10,815,077
Deferred income tax assets	19,437,636	14,214,072
Valuation allowance	17,422,313	11,209,305
Total net deferred income tax assets	$ 2,015,323	$ 3,004,767
Unrealized FX Gain/ Loss	72,666	$ 1,538
Prepaids	42,627	19,517
Property, plant and equipment	167,311	631,150
Goodwill and intangible assets	1,732,719	2,352,562
Deferred income tax liability	2,015,323	3,004,767
Net deferred taxes	$ —	$ —

As of the year ended December 31, 2022, the Company has federal, state, and foreign net operating loss carryforwards of approximately $47,413,259 and $44,011,189 and $379,214, respectively. Federal net operating loss carryforwards in the amount of $9,004,500 begin expiring in 2035 and approximately $38,408,759 have an indefinite life. The federal NOL carryforwards of $23,928,600 million generated in 2021 and 2022 are subject to an 80% limitation on taxable income, do not expire and will carryforward indefinitely. State net operating loss carryforwards begin expiring in 2035. Foreign net operating loss carryforwards in the amount of $379,214 begin expiring in 2024.

The utilization of the Company's net operating losses may be subject to a U.S. federal limitation due to the "change in ownership provisions" under Section 382 of the Internal Revenue Code and other similar limitations in various state jurisdictions. Such limitations may result in a reduction of the amount of net operating loss carryforwards in future years and possibly the expiration of certain net operating loss carryforwards before their utilization. The Company has not completed a full study to assess whether an "ownership change" as defined in Section 382 has occurred or whether there have been multiple ownership changes prior to the Company's prior acquisition of Helix and since inception. Future changes in the Company's stock ownership, which may be outside of the Company's control, may trigger an "ownership change." In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an "ownership change."

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company is in a three-year cumulative loss and net deferred tax asset position. As of December 31, 2022, based on the Company's history of earnings, management believes that it is more likely than not that the Company will not realize the deferred tax assets. Therefore, management has established a full valuation allowance against all of the deferred tax assets.

As of December 31, 2022, deferred tax assets were offset by deferred tax liabilities and a valuation allowance on any remaining balance. A valuation allowance of $17,422,313 has been recorded to measure only the portion of the deferred tax asset that more likely than not will be realized. The valuation allowance changed by $6,213,008 in the year. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income are improved or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth in the relevant jurisdictions.

As required by the uncertain tax position guidance in ASC 740, *Income Tax,* the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company applied the uncertain tax position guidance in ASC 740, *Accounting for Income,* to all tax positions for which the statute of limitations remained open. Any estimates of tax contingencies contain assumptions and judgments about potential actions by taxing jurisdictions. Any interest and penalties related to uncertain tax positions would be included as part of the income tax provision. As of December 31, 2022, the Company did not recognize any tax benefits related to uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of or changes in tax laws, regulations and interpretations thereof as well as other factors.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examinations by federal, foreign, and state and local jurisdictions, where applicable. There are currently no pending tax examinations. The Company's tax years are still open under statute from 2019 to the present in the U.S. and from 2017 to present in the Company's foreign operations. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state and local tax authorities to the extent utilized in a future period.

The Company is also subject to certain non-income taxes such as value added taxes, sales taxes, and property taxes. The Company has taken certain positions that management feels, although not free from doubt, should not result in a successful challenge by certain tax authorities.

Note 18 LEASES

Operating Leases

The Company accounts for leases in accordance with ASC Topic 842, *Leases* ("ASC 842"). All contracts are evaluated to determine whether or not they represent a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has operating leases primarily consisting of facilities with remaining lease terms of one year to five years. The lease term represents the period up to the early termination date unless it is reasonably certain that the Company will not exercise the early termination option. Certain leases include rental payments that are adjusted periodically based on changes in consumer price and other indices.

Leases are classified as finance or operating in accordance with the guidance in ASC 842. The Company does not hold any finance leases.

The Company is obligated under operating lease agreements for office facilities in (i) Florida and (ii) Colorado that expire in (i) December 2024 and (ii) February 2026, respectively. The Company also has two short-term leases related to offices in Pennsylvania and Massachusetts. These short-term leases are currently leased on a month-to-month basis. A short-term lease is a lease with a term of 12 months or less and does not include the option to purchase the underlying asset that we would expect to exercise. The Company has elected to adopt the short-term lease exemption in ASC 842 and as such has not recognized a "right of use" asset or lease liability for these short-term leases.

The Company's lease agreements generally do not provide an implicit borrowing rate, therefore an internal incremental borrowing rate is determined based on information available at lease commencement date for purposes of determining the present value of lease payments.

Supplemental cash flow information and non-cash activity related to leases for the years ended December 31, 2022 and 2021 were as follows:

	Year Ended December 31,	
	2022	2021
Cash used in operating leases	$319,430	$ 280,978
ROU assets obtained in exchange for new operating lease liabilities	$ 39,791	$1,082,684

ROU lease assets and lease liabilities for the Company's operating leases were recorded in the condensed consolidated balance sheet as follows:

	December 31, 2022	December 31, 2021
Right of use assets, net	$636,196	$859,637
Short-term operating lease liabilities	$265,489	$247,325
Long-term operating lease liabilities	376,569	611,523
Total lease liabilities	$642,058	$858,848
Weighted average remaining lease term (in years)	2.38	3.32
Weighted average discount rate	8.5%	8.5%

The components of lease expense were as follows for each of the periods presented, which are included in operating expenses in the consolidated statements of operations:

	Year Ended December 31,	
	2022	2021
Operating lease expense	$326,086	$255,464
Short-term lease expense	$193,367	$113,398
Total operating lease costs	$519,453	$368,862

Future lease payments included in the measurement of lease liabilities on the condensed consolidated balance sheet as of December 31, 2022, for the following five fiscal years and thereafter were as follows:

	December 31, 2022
2023	308,591
2024	302,123
2025	85,726
2026	14,288
Total future minimum lease payments	$710,728
Less imputed interest	(68,670)
Total	$642,058

In December 2022, the term of the operating lease agreement (the "Washington Lease") for the office facility in Washington expired. The Company has decided not to extend the lease pursuant to the extension clause nor renegotiate the Washington Lease. As such, the Company has recognized all of the lease liabilities for the Washington Lease as of December 31, 2022.

Note 19 COMMITMENTS AND CONTINGENCIES

Service and License Agreements

The Company entered into certain service and license agreements that provide for future minimum payments. The terms of these agreements vary in length. The following table shows the remaining payment obligations under these licenses as of December 31, 2022:

	December 31, 2022
Year ending December 31, 2023	1,750,155
Year ending December 31, 2024	1,908,515
Year ending December 31, 2025	1,620,920
Year ending December 31, 2026	412,203
	$5,691,793

Legal Proceedings

From time to time the Company may be involved in claims that arise during the ordinary course of business. For any matters where management currently believes it is probable that the Company will incur a loss and that the probable loss or range of loss can be reasonably estimated, the Company records reserves in the condensed consolidated financial statements based on its best estimates of such loss. In other instances, because of the uncertainties related to either the probable outcome or the amount or range of loss, management is unable to make a reasonable estimate of a liability, if any. Regardless of the outcome, litigation can be costly and time consuming, and it can divert management's attention from important business matters and initiatives, negatively impacting the Company's overall operations. Although the results of litigation and claims cannot be predicted with certainty, the Company does not currently have any pending litigation to which it is a party or to which its property is subject that we believe to be material, except for the below.

Audet v. Green Tree International, et. al.

On February 14, 2020, John Audet filed a complaint in 15th Judicial Circuit in and for Palm Beach County, Florida against multiple parties, including Green Tree International ("GTI"), an indirect subsidiary of the Company, claiming that he owned 10% of GTI. The complaint seeks unspecified monetary damages equivalent to the value a 10% shareholder of GTI would have received in the subsequent Helix and Forian transactions, along with an equitable accounting and constructive trust to determine if Audet suffered any loss of profit distributions. The case is in the process of discovery and trial is scheduled for June 2023. Each of the parties' motions for summary judgment were denied. The Company believes the lawsuit is wholly without merit and intends to defend vigorously against the claims in the lawsuit.

Grant Whitus et al. v. Forian Inc., Zachary Venegas and Scott Ogur

On July 30, 2021, four former Helix employees filed a lawsuit in the Arapahoe County, Colorado District Court against the Company and Helix's former managers asserting claims of breach of contract, promissory estoppel, breach of the covenant of good faith and fair dealing, civil theft and conversion, fraudulent misrepresentation, civil conspiracy, and unjust enrichment/quantum meruit, all relating to the plaintiffs' claims that they were promised equity interest in Helix or compensation that they never received. The original complaint was never served, and in November 2021, the plaintiffs filed and served an amended complaint adding a fifth plaintiff and seeking over $27.5 million in damages as well as attorneys' fees and costs. The Company removed the matter to the United States District Court for the District of Colorado in December 2021, and both the Company and the individual defendants filed motions to dismiss on January 20, 2022. Plaintiffs subsequently amended their complaint on April 21, 2022, adding Helix TCS LLC and Helix Technologies, Inc. as defendants and advancing additional claims for breach of fiduciary duty and violation of the Colorado Wage Claims Act. The Company and the individual defendants filed separate motions to dismiss on June 1, 2022, which were granted in part and denied in part by the Court on February 28, 2023. Plaintiffs supplemented their complaint on March 3, 2023 consistent with the Court's prior ruling. Written discovery is nearing completion. The Company believes the lawsuit is wholly without merit and intends to defend vigorously against the claims in the lawsuit.

Note 20 SUBSEQUENT EVENTS

Stock Purchase Agreement

On February 10, 2023, Helix completed the BioTrack Transaction pursuant to that certain Stock Purchase Agreement (the "BioTrack Purchase Agreement"), dated February 10, 2023, by and among Helix, BioTrack and the Buyer. See Note 1.

The total consideration paid by the Buyer under the BioTrack Purchase Agreement is $30 million, subject to any working capital adjustments. The Buyer paid $20 million in cash at closing and is required to make twelve equal monthly payments totaling $10 million commencing March 2023, which subsequent payments are guaranteed by certain affiliates of the Buyer.

The BioTrack Purchase Agreement contains customary representations, warranties and covenants. The Buyer has obtained representation and warranty insurance, subject to certain exclusions, deductibles, policy limits and other terms and conditions set forth therein.

Executive Separation Expense

Effective February 10, 2023, Daniel Barton resigned as the Company's Chief Executive Officer and President and as a Class II member of the Board of Directors (the "Board"). Mr. Barton's resignation was not the result of any disagreement relating to the Company's strategy, operations, policies or practices or any issues regarding the Company's accounting policies, procedures, estimates or judgements.

In connection with Mr. Barton's resignation, the Company and Mr. Barton entered into a separation agreement containing a general release of claims (the "Separation Agreement"). Mr. Barton will be eligible to receive the following, subject to continued compliance with the Separation Agreement: (i) continuation of Mr. Barton's salary of $250,000 for twelve (12) months; (ii) $87,500, representing Mr. Barton's annual bonus for the year ended December 31, 2022; (iii) acceleration of Mr. Barton's remaining 106,656 unvested restricted shares of Company common stock; and (iv) a maximum of twelve (12) months of continued COBRA coverage.

Employee Stock Awards

On February 13, 2023, the Company's Board of Directors approved the grant to certain employees of the Company under the 2020 Plan of (i) nonqualified stock options to purchase an aggregate of 966,500 shares of common stock of the Company at an exercise price of $3.79 per share, which amount represents the closing price of the Company's common stock on such date and (ii) restricted stock units representing 570,000 shares of common stock of the Company.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act), as of the end of the period covered by this report. Based on such evaluation and as a result of the unremediated material weaknesses described below, our chief executive officer and chief financial officer have concluded that as of the end of such period, our disclosure controls and procedures were not effective in ensuring that: (i) information required to be disclosed by us in reports that we file or submit to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management determined that our disclosure controls and procedures were ineffective due to certain material weaknesses in our internal control over financial reporting as set forth below.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework (2013 Framework)*.

Based on this assessment, management concluded that as of December 31, 2022, we have not maintained effective internal control over financial reporting.

Material Weaknesses

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Pursuant to management's review of disclosure controls and procedures and internal control over financial reporting, management determined that the following material weaknesses in our internal control over financial reporting and prevented management from determining that our disclosure controls and procedures and internal control over financial reporting were effective as of the end of the period covered by this report:

1) We lacked segregation of duties over the cash, accounts payable, payroll, and financial reporting transaction classes.

2) We lacked evidence of formalization surrounding internal controls and the financial close processes.

3) We did not have properly designed general information technology controls surrounding logical access, change management, and vendor application management.

Notwithstanding the identified material weaknesses described above, management believes that the consolidated financial statements included in this Annual Report on Form 10-K are fairly presented in all material respects in accordance with U.S. GAAP, and our chief executive officer and chief financial officer have certified that, based on their knowledge, the consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for each of the periods presented in this report.

Remediation

We have implemented several processes and control procedures in 2022, including those outlined below, to remediate the deficiencies noted above.

We currently are assessing and improving the operating effectiveness of these controls to ensure they will operate at an acceptable level of assurance.

We have hired additional personnel and outside consultants to fill accounting functions and expect to hire and train additional personnel. In addition, we are in the process of implementing upgraded, accounting and finance systems, which we expect will enhance our ability to implement appropriate internal controls.

We have contracted an outside consulting firm to assist in the overall evaluation and documentation of the design and operating effectiveness of our internal controls over financial reporting. We are implementing newly designed controls and testing their operating effectiveness.

We believe these actions, when complete, will remediate the control weaknesses. However, the weaknesses will not be considered fully remediated until the applicable controls operate for a sufficient period of time for management to test the results for operating effectiveness. Once implemented, we intend to continue periodic testing and reporting of the internal controls to ensure continuity of compliance.

Attestation Report of Independent Registered Public Accounting Firm

An attestation report on our internal control over financial reporting by our independent registered public accounting firm is not included herein, because, as an emerging growth company, we are exempt from the requirement to provide such report.

Changes in Internal Control over Financial Reporting

During the most recently completed fiscal quarter, there have been no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, as described above in our remediation efforts.

Inherent Limitations on Effectiveness of Controls

Management recognizes that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B.   Other Information

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to Forian's Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022.

Item 11.   Executive Compensation

The information required by this item is incorporated by reference to Forian's Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Items 201(d) and 403 of Regulation S-K is incorporated by reference to Forian's Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to Forian's Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022.

Item 14.   Principal Accountant Fees and Services

The information required by this item is incorporated by reference to Forian's Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022.

Part IV

Item 15.   Exhibits and Financial Statement Schedules

(a) The following documents are filed or furnished as part of this Form 10-K:

1.   Financial Statements

Reference is made to the Index to Financial Statements under Item 8, Part II hereof.

2.   Financial Statement Schedules

The Financial Statement Schedules have been omitted because they are not applicable, not required, or the information is shown in the financial statements or related notes.

3.   Exhibits

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of October 16, 2020, by and among Helix Technologies, Inc., Forian Inc., DNA Merger Sub, Inc. and Medical Outcomes Research Analytics, LLC (incorporated by reference to Appendix A of the Company's Form S-4 (Reg. No. 333-250938) filed with the SEC on November 24, 2020, as amended on December 31, 2020, January 19, 2021, February 1, 2021 and February 9, 2021).
2.2	Amendment to Agreement and Plan of Merger dated December 30, 2020, by and among Helix Technologies, Inc., Forian Inc., DNA Merger Sub, Inc. and Medical Outcomes Research Analytics, LLC (incorporated by reference to Exhibit 2.2 of the Company's Form S-4 (Reg. No. 333-250938) filed with the SEC on November 24, 2020, as amended on December 31, 2020, January 19, 2021, February 1, 2021 and February 9, 2021).
2.3	Equity Interest Contribution Agreement (incorporated by reference to Exhibit 2.4 of the Company's Current Report on Form 8-K filed with the SEC on March 3, 2021).
2.4	Stock Purchase Agreement, dated February 10, 2023, by and among Helix Technologies, Inc., Bio-Tech Medical Software, Inc. and BT Assets Group, Inc. (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the SEC on February 13, 2023).
3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Company's Form S-4 (Reg. No. 333-250938) filed with the SEC on November 24, 2020, as amended on December 31, 2020, January 19, 2021, February 1, 2021 and February 9, 2021).
3.2	Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Company's Form S-4 (Reg. No. 333-250938) filed with the SEC on November 24, 2020, as amended on December 31, 2020, January 19, 2021, February 1, 2021 and February 9, 2021).
4.1	Description of Registrant's Securities (incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K, for the year ended December 31, 2021, filed with the SEC on March 31, 2021).
10.1+	Forian Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 of the Company's Form S-8 (Reg. No. 333-268470) filed with the SEC on November 18, 2022.
10.2	License Agreement, dated June 30, 2019 (portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv) (incorporated by reference to Exhibit 10.2 of the Company's Form S-4 (Reg. No. 333-250938) filed with the SEC on November 24, 2020, as amended on December 31, 2020, January 19, 2021, February 1, 2021 and February 9, 2021).
10.3+	Offer Letter, dated March 25, 2020, by and between MOR and Max Wygod.
10.4+	Offer Letter, dated March 25, 2020, by and between MOR and Adam Dublin.
10.5+	Employment Agreement, dated August 1, 2019, by and between MOR and Daniel Barton.
10.6+	Employment Agreement, dated March 1, 2021, by and between the Registrant and Edward Spaniel, Jr.

Exhibit Number	Description
10.7	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on March 3, 2021).
10.8+	Helix TCS, Inc. 2017 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 4.4 of the Company's Form S-8 filed with the SEC on March 5, 2021).
10.9+	Bio-Tech Medical Software, Inc. 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 of Helix's Form 8-K filed with the SEC on June 5, 2018).
10.10	Form of Securities Purchase Agreement, dated April 12, 2021, entered into between the Company and each of the Investors and the Affiliates (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC April 13, 2021).
10.11+	Employment Agreement, dated as of September 2, 2021, by and between the Company and Michael Vesey (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC September 2, 2021).
10.12	Form of Note Purchase Agreement, dated September 1, 2021, by and between the Company and the Investors (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed with the SEC November 15, 2021).
10.13+	Separation Agreement, dated February 10, 2023, by and between the Company and Daniel Barton (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on February 13, 2023).
10.14	License Agreement, dated February 10, 2023, by and among the Company, Helix Technologies, Inc., BT Assets Group, Inc. and Bio-Tech Medical Software, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on February 13, 2023).
21*	List of Subsidiaries
23.1*	Consent of Marcum LLP
31.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-15(e) or Rule 15d-15(e) [*]
31.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-15(e) or Rule 15d-15(e) [*]
32.1*	Certification of Chief Executive Officer and Chief Financial Officer of Periodic Report Pursuant to 18 U.S.C. Section 1350 [*]
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

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* Filed with this Annual Report on Form 10-K.

\+ Indicates management contract or compensatory plan.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2023.

FORIAN INC.

By: /s/ Max Wygod
Max Wygod
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 30, 2023 by the following persons on behalf of the registrant and in the capacities indicated:

Signature	Title
/s/ Max Wygod Max Wygod	Executive Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ Michael Vesey Michael Vesey	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ Mark Adler, M.D. Mark Adler, M.D.	Director
/s/ Ian Banwell Ian Banwell	Director
/s/ Adam Dublin Adam Dublin	Director and Chief Strategy Officer
/s/ Jennifer Hajj Jennifer Hajj	Director
/s/ Shahir Kassam-Adams Shahir Kassam-Adams	Director
/s/ Stanley Trotman, Jr. Stanley Trotman, Jr.	Director
/s/ Alyssa Varadhan Alyssa Varadhan	Director
/s/ Kristiina Vuori, M.D., Ph.D. Kristiina Vuori, M.D., Ph.D.	Director
/s/ Martin Wygod Martin Wygod	Director